UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

April 25, 2025 – 3 p.m.

SUMMARY

1. Message from the Board of Directors	3

2. Call Notice	4

3. Shareholder participation in the OEGM	6

4. Matters to be deliberated at the OEGM	11

ANNEX I: MODEL POWER OF ATTORNEY	15

ANNEX II: MANAGERS' COMMENTS ON THE COMPANY'S FINANCIAL SITUATION	17

ANNEX III: MANAGEMENT'S PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE YEAR	72

ANNEX IV: PROPOSAL FOR THE ELECTION OF A MEMBER OF THE COMPANY'S BOARD OF DIRECTORS	80

ANNEX V: ITEM 8 of the Reference Form	89

ANNEX VI: COMPARATIVE TABLE FOR THE PROPOSAL TO AMEND THE COMPANY'S BYLAWS	155

ANNEX VII: CONSOLIDATED BYLAWS OF THE COMPANY	156

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary and Extraordinary General Meetings ("OEGM"), to be held cumulatively on April 25, 2025, at 3 p.m.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the OEGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

At the Ordinary General Meeting:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii)       To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends;

(iii)       To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027;

(iv)       To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027; and

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2025.

At the Extraordinary General Meeting:

(i)         To AMEND art. 30 of the Company’s Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil’s standard – CMN Resolution 4,910/21; and

(ii)        To CONSOLIDATE the Company’s Bylaws.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our OEGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Deborah Stern Vieitas

Chairwoman of the Board of Directors

2. Call Notice

[to be published in the newspaper “Valor Econômico” in editions of March 25, 26 and 27, 2025]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

CALL NOTICE – ORDINARY AND EXTRAORDINARY GENERAL MEETINGS - Shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings (“OEGM”) to be held on April 25, 2025, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

At the Ordinary General Meeting:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii)       To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends;

(iii)       To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027;

(iv)       To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027; and

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2025.

At the Extraordinary General Meeting:

(i)   To AMEND art. 30 of the Company’s Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil’s standard – CMN Resolution 4,910/21; and

(ii)  To CONSOLIDATE the Company’s Bylaws.

Observations for participation and Voting during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall present themselves for the OEGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the OEGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the OEGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures.

In this sense, the Company recommends and encourages the participation of its shareholders in its Meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Ordinary and Extraordinary General Meetings of April 25, 2025.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and

3. The documents related to the matters to be examined and resolved at the OEGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CMV – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 24, 2025

Deborah Stern Vieitas

Chairwoman of the Board of Directors.

3. Participation of shareholders in the OEGM

Santander Brasil shareholders may participate in the OEGM in person, by a duly appointed proxy, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the OEGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•        identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•        simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OEGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OEGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OEGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the OEGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders.

1 The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

2 Articles of Incorporation/Organization and Minutes/Instruments of election of legal representatives registered with the competent body.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OEGM is held.

However, in order to facilitate shareholders' access to the OEGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OEGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OEGM is held.

In case the Shareholder is unable to attend the OEGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OEGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Ruling No. 81/22, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents or Central Depository

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians and Central Depository to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 04/22/2025 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 4 days before the date of the OEGM, in other words, by 04/22/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2025 (including).

Ballots received by the Bookkeeper after 04/22/2025 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 4 days before the date of the OEGM, in other words, by 04/22/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/22/2025 (including).

Ballots received by the Company after 04/22/2025 shall be disregarded.

General Information:

➢    in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 04/22/2025 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the OEGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OEGM. According to the Call Notice made available to the shareholders, our OEGM shall take resolutions regarding the following matters of the Agenda:

4.1 At the Ordinary General Meeting:

4.1.1 To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II - Item 2 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP – (“demonstrações financeiras padronizadas”).

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on 02/05/2025, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on 02/28/2025. These documents can be found on the electronic address of CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II to this Management Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

4.1.2. To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends.

(a) Net Profit Allocation

The Management presents a proposal for the fiscal year 2024 net profit allocation in compliance with the provisions of Article 10, first paragraph, item II and the respective Annex A to CVM Resolution 81/22. Said proposal is contained in the Exhibit III to this Management Proposal.

The net profit of the Company in the fiscal year 2024 was R$ 13,035,452,353.20 (thirteen billion and thirty-five million, four hundred and fifty-two thousand, three hundred and fifty-three reais and twenty cents).

Management proposes the following allocation for net income for the year 2024:

1. The amount of R$ 651,772,617.66 (six hundred and fifty-one million, seven hundred and seventy-two thousand, six hundred and seventeen reais and sixty-six cents), to the Company’s legal reserve account;

2. The amount of R$ 6,000,000,000.00 (six billion reais), as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 11, 2024, April 10, 2024, July 10, 2024, October 10, 2024, of which R$ 5,800,000,000.00 (five billion and eight hundred million reais), as Interest on Equity allocated within the mandatory minimum dividends and R$ 200,000,000.00 (two hundred million reais), in the form of interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 6,383,679,735.54 (six billion, three hundred and eighty-three million, six hundred and seventy-nine thousand, seven hundred and thirty-five reais and fifty-four cents), for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The Management understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in the Exhibit III to this Management Proposal, the Company management has approved the distribution to its shareholders the global amount of R$6,000,000,000.00 (six billion reais), as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 11, 2024, April 10, 2024, July 10, 2024, October 10, 2024, of which R$ 5,800,000,000.00 (five billion and eight hundred million reais), as Interest on Equity allocated within the mandatory minimum dividends and R$ 200,000,000.00 (two hundred million reais), in the form of interim dividends and was paid to shareholders based on their respective interests in the Company's capital stock.

4.1.3. To FIX the number of term of office that will compose the Board of Directors in the mandate from 2025 to 2027.

The Company’s management proposes that the Board of Directors comprises of ten (10) members for a term of office to be effective between the Ordinary General Meeting of 2025 and the Ordinary General Meeting of 2027.

4.1.4. To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027.

After complying with the applicable governance approvals, the Company proposes to the OGM the election for a new term of two (2) years, of the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Position
Deborah Stern Vieitas	President (Independent)
Javier Maldonado Trinchant	Vice President
Cristiana Almeida Pipponzi	Independent Director
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director
José de Paiva Ferreira	Independent Director
Mario Roberto Opice Leão	Director
Pedro Augusto de Melo	Independent Director
Vanessa de Souza Lobato Barbosa	Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 11 of CVM Resolution 81/22, can be found in the Exhibit IV to this Management Proposal.

4.1.5. To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2025.

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 13, items I and II of CVM Resolution 81/22 and item 8 of the Reference Form of the Company, on the terms of Exhibit V to this Management Proposal.

For the period from January to December 2025, the amount proposed by management as global compensation for the Company’s management (Board of Directors and Executive Board) is up to R$ 600,000,000.00 (six hundred million reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The amount proposed by the Board of Directors as global compensation for the members of the Audit Committee for the period of twelve (12) months from January 1, 2025 is up to R$ 4,000,000.00 (four million reais).

4.2. At the Extraordinary General Meeting:

4.2.1 To AMEND art. 30 of the Company’s Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil’s standard – CMN Resolution 4,910/21.

The Company's management proposes the approval of the amendment to article 30 and its paragraph 2 of the Bylaws to align the rules of composition and term of office of the Audit Committee with the provisions of CMN Resolution 4,910/21, issued by the Central Bank of Brazil. This update aims to ensure compliance with current regulations and strengthen the Company's governance.

In compliance with Article 12 of CVM Resolution 81/22, Exhibit VI of this Proposal contains a comparative table, including the current wording, proposed wording and justification for the amendment to the Company's Bylaws.

4.2.2 To CONSOLIDATE the Company’s Bylaws.

In view of the amendment proposed in the previous item of the Agenda, the Company's management proposes that, if the amendment is approved, the consolidation of the Company's Bylaws shall also be approved, in the form of Exhibit VII of this Proposal.

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary and Extraordinary General Meetings to be held, on first call, on April 25, 2025, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

At the Ordinary General Meeting:

(i)         To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

( ) In favor ( ) Against ( ) Abstention

(ii)        To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends.

( ) In favor ( ) Against ( ) Abstention

(iii)      To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027.

( ) In favor ( ) Against ( ) Abstention

(iv)       To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027.

( ) In favor ( ) Against ( ) Abstention

(v)        To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2025.

( ) In favor ( ) Against ( ) Abstention

At the Extraordinary General Meeting:

(i)         To AMEND art. 30 of the Company’s Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil’s standard – CMN Resolution 4,910/21; and

( ) In favor ( ) Against ( ) Abstention

(ii)        To CONSOLIDATE the Company’s Bylaws.

( ) In favor ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary and Extraordinary General Meeting mentioned above.

[Location], [day] of [month] 2025.

_____________________________________________

[Signature of Grantor]

EXHIBIT II

COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to Item III of the article 10 of CVM Resolution 81/22)

2.1. Officers must comment on:

a.	General financial and equity conditions

(i)	Economic situation

➢	The deterioration in the perception of fiscal risk, with a significant devaluation of the exchange rate, accentuated the de-anchoring of inflation expectations.

The main macroeconomic event of the fourth quarter of 2024 was the announcement of measures to contain federal public spending, whose initial impact did not reach expectations. The government projected a total cut of R$ 70 billion in two years, but Banco Santander estimates a lower potential, around R$ 50 billion. The perception that the announced measures were insufficient significantly affected asset prices and the expectations of economic agents. The exchange rate of the real against the US dollar, for example, reached its nominal all-time high of R$ 6.32/US$ in December. Likewise, the IPCA projections, according to the Focus survey, increased throughout the release horizon, moving even further away from the center of the target pursued by the Central Bank.

➢	The Copom made adjustments of greater magnitude to the Selic, raising the basic interest rate to 12.25% p.a. by the end of 2024.

The conditions of the interest rate decision by the Central Bank of Brazil pointed to the need for a more contractionary monetary policy. After starting the hiking cycle gradually, with increases of 0.25 p.p., the committee accelerated the pace in the fourth quarter of 2024, raising the rate by 0.50 p.p. in November and 1.00 p.p. in December. In addition, in the face of a more adverse scenario for the convergence of the IPCA, the Committee foresees adjustments of the same magnitude at the meetings in the first quarter of 2025, which would take the Selic to 14.25%, if its basic scenario is confirmed. Based on this guidance, Banco Santander now estimates that the Selic will reach 15.50% in June 2025. This change is also consistent with the revision of the inflationary scenario; Banco Santander now projects that the IPCA will be 5.5% in 2025.

➢	Higher-than-expected GDP performance in 3Q24, with emphasis on the more cyclical components on the supply, consumption and investment sides.

In contrast to Banco Santander's expectations and the median of market projections, GDP in the third quarter of 2024 surprised positively, registering strong growth. According to Banco Santander, this performance was mainly driven by the resilience of the labor market and the accumulation of recent fiscal stimulus. As a result, there was a new wave of upward revisions in GDP growth projections for 2024. At the end of the third quarter of 2024, the median of the economic agents' projections indicated a growth of 3.0% for the Brazilian GDP in 2024. At the end of the fourth quarter of 2024, this median rose to 3.5%, in line with Banco Santander's current projection.

➢	Trump's expressive victory in the US presidential elections, with the so-called "red-sweep", which means victory for the Republicans in both the Senate and the House of Representatives.

This fact should reinforce the campaign proposals, bringing challenges to commercial partnerships with tariff impositions, with significant impacts on global growth.

In addition, the resilience of the US economy along with inflation still above the target pressures the US central bank (Fed) to adopt a more cautious stance, signaling fewer interest rate cuts, and at a slower pace for 2025.

➢	The geopolitical scenario continues with different points of tension, in Europe, the Middle East and Asia.

This environment, added to the uncertainties with the new North American leadership, intensify doubts about growth.

➢	Announcement of monetary stimulus and signaling of fiscal stimulus by the Chinese authorities, but below analysts' expectations. More stimulus could come in the event of an intensification of the trade dispute with the US.

(ii)	Consolidated performance

2024

For the year ended December 31, 2024, we reported consolidated net income of R$13.4 billion, an increase of 41.2% compared to 2023. Total assets for the year ended December 31, 2024 reached R$1,238,797 million, an increase of 11.4% compared to 2023. Shareholders' equity reached R$119,492 million and adjusted ROAE (excluding the effect of goodwill) was 14.6% in 2024.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 14.3% as of December 31, 2024.

As of December 31, 2024, our portfolio of loans and advances to gross customers grew 8.7%, reaching R$599,688 million, compared to R$551,536 million on December 31, 2023.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2024 vs. December 31, 2023
	2024	2023	2022	R$ million	%
	(in millions of R$, except percentages)
Natural person	287.021	255.704	243.399	31.317	10,91%
Consumer finance	75.119	62.501	58.824	12.618	16,80%
Small and Medium Enterprises	73.274	64.970	62.916	8.304	11,33%
Large Companies (1)	164.274	168.361	159.516	(4.087)	-2,49%
Total	599.688	551.536	524.655	48.152	8,03%
(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2024 was R$926,450 million, an increase of 8.8% compared to R$851,742 million on December 31, 2023.

2023

For the year ended December 31, 2023, we reported consolidated net income of R$9.5 billion, a reduction of 33.8% compared to 2022. Total assets for the year ended December 31, 2023 reached R$1,115,653 million, an increase of 13.2% compared to 2022. Shareholders' equity reached R$114,453 million and adjusted ROAE (excluding the effect of goodwill) was 11.3% in 2023.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 14.5% as of December 31, 2023.

As of December 31, 2023, our portfolio of loans and advances to gross customers grew 5.1%, reaching R$551,536 million, compared to R$524,655 million on December 31, 2022.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2023 vs. December 31, 2022
	2023	2022	2021	R$ million	%
	(in millions of R$, except percentages)
Natural person	250.439	243.399	203.678	7.040	2,8%
Consumer finance	62.501	58.824	55.441	3.677	5,9%
Small and Medium Enterprises	64.970	62.916	59.602	2.054	3,2%
Large Companies (1)	173.626	159.516	174.634	14.110	8,1%
Total	551.536	524.655	493.355	26.881	4,9%

(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2023 was R$851,742 million, an increase of 14.9% compared to R$741,611 million on December 31, 2022.

2022

For the year ended December 31, 2022, we reported consolidated net income of R$14.4 billion, a reduction of 7.8% compared to 2021. Total assets for the year ended December 31, 2022 reached R$985,451 million, an increase of 5.8% compared to 2021. Shareholders' equity reached R$110,183 million and adjusted ROAE (excluding the effect of goodwill) was 14.2% in 2022.

Our Basel capital adequacy ratio, in accordance with Central Bank standards, was 13.9% as of December 31, 2022.

As of December 31, 2022, our portfolio of loans and advances to gross customers grew by 6.3%, reaching R$524,655 million, compared to R$493,355 million on December 31, 2021.

The following table presents a managerial breakdown of our portfolio of loans and advances to customers (gross) by customer category on the dates indicated.

	For the year ended December 31			Variations between December 31, 2022 vs. December 31, 2021
	2022	2021	2020	R$ million	%
	(in millions of R$, except percentages)
Natural person	243.399	203.678	174.042	39.721	17,0%
Consumer finance	58.824	55.441	51.637	3.383	7,4%
Small and Medium Enterprises	62.916	59.602	54.525	3.314	9,3%
Large Companies (1)	159.516	174.634	137.618	(15.118)	26,9%
Total	524.655	493.355	417.822	31.300	18,1%
(1)	Companies with annual gross revenues of more than R$200 million, including our global corporate clients.

Our total funding as of December 31, 2022 was R$741,611 million, an increase of 6.5% compared to R$696,104 million on December 31, 2021

b.       Capital Structure:

Liability Structure
LIABILITIES	Dec/23	% of total liabilities	Dec/23	% of total liabilities	Dec/22	% of total liabilities
In millions of Reais
Equity – Shareholders' Equity (1)	119.827	10%	114.856	10%	110.680	11%

Third-Party Capital – Short Term (2)	746.152	60%	656.438	59%	602.245	61%

Third-Party Capital – Long Term (3)	372.818	30%	344.359	31%	272.526	28%

Total Liabilities	1.238.797	100%	1.115.653	100%	985.451	100%

(1)       Includes Non-Controlling Interests

(2)       Current liabilities

(3)       Total liabilities except Stockholders' Equity and Current Liabilities

Debt ratio, according to the formula: third-party capital / total assets x 100, is 99.

In addition, the following table shows the direct shareholding (common and preferred shares) as of December 31, 2023:

Major Shareholders	Common stock	Percentage of Common Shares Outstanding	Preferred Stock	Percentage of Preferred Shares Outstanding	Total Shares (thousands)	Percentage of Total Share Capital

Sterrebeeck BV (1)	1.809.583.000	47,4%	1.733.644.000	47,1%	3.543.227.000	47,3%
Grupo Empresarial Santander SL (1)	1.627.891.000	42,6%	1.539.863.000	41,9%	3.167.754.000	42,2%
Banco Santander, S.A.	2.696.000	0,1%	-	0,0%	2.696.000	0,0%
Directors/Executives (2)	2.828.000	0,1%	2.828.000	0,1%	5.656.000	0,1%
Treasury Shares	19.452.000	0,5%	19.452.000	0,5%	38.904.000	0,5%
Other minority shareholders	356.245.000	9,3%	384.050.000	10,4%	740.295.000	9,9%
Total	3.818.695.000	100%	3.679.837.000	100%	7.498.532.000	100%

(1)	It includes members of the Company's senior management.
(2)	An affiliate of the Santander Group

(i)	Equity and Participation of Non-Controlling Shareholders

On December 31, 2024, the Company's capital stock was R$ 65,000,000,000.00, fully paid up and divided into 7,498,531,051 shares, all registered, book-entry and without par value.

In accordance with our bylaws currently in force, our capital stock may be increased up to the limit of the authorized capital, regardless of changes to the bylaws, by resolution of our Board of Directors and through the issuance of up to 9,090,909,090 new shares, it being established that the total number of preferred shares may not exceed 50.0% of the total number of outstanding shares. Any capital increase exceeding this limit requires shareholder approval.

(ii)	Equity and Third-Party Capital

Income from equity instruments for the year ended December 31, 2024 totaled R$84 million, an increase of R$61 million compared to the R$22 million for the year ended December 31, 2023, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Amazon.

Revenue from equity instruments for the year ended December 31, 2023 totaled R$22 million, a reduction of R$16 million compared to the R$38 million for the year ended December 31, 2022, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Amazon.

(iii)	Reference Equity – Basel Index

Our capital management is based on conservative principles with continuous monitoring of the items that affect our level of solvency. We are required to comply with Brazilian capital adequacy regulations in accordance with the rules of the Central Bank of Brazil. In October 2013, the new capital deployment regulations and regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum regulatory capital requirement is currently 11%. The Tier I requirement is 6.0%, divided into basic capital of at least 4.5%, consisting primarily of capital stock and profit reserves, including shares, ownership units, reserves and income earned, and additional capital consisting primarily of certain reserves, earned revenues and securities and hybrid instruments as capital authorized by the Central Bank of Brazil.

In accordance with the new rules on regulatory capital in Brazil, the amount of goodwill for the calculation of the capital base was deducted in accordance with the phase-in for the implementation of Basel III in Brazil, which was completed on January 1, 2019, and will be 100% thereafter.

For the base year of 2024, the Reference Equity requirement was 10.9%, including 8.0% of the Minimum Reference Equity, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Supplement. The Tier I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.0%.

For the base year of 2023, the Reference Equity requirement was 11.5%, including 8.0% of the Minimum Reference Equity, plus 2.5% of the Capital Conservation Supplement and 1.0% of the Systemic Supplement. The Tier I Reference Equity reaches 9.5% and the Minimum Principal Capital 8.0%.

	On December 31,
	2024(1)	2023(1)	2022(1)
	(In millions of R$, except percentages)
Reference Heritage Level I	85.562,9	81.259,1	75.943,7
Capital Principal	77.547,6	75.042,8	69.229,0
Complementary Capital	8.015,3	6.216,3	6.714,7
Reference Heritage Level II	15.488,4	13.644,2	13.109,8
Reference Equity (Levels I and II)	101.051,2	94.903,3	89.053,5
Credit Risk Portion (2)	603.286,5	560.780,9	559.230,6
Market Risk Share (3)	43.523,7	33.002,7	19.332,1
Operational Risk Share	60.643,3	60.491,1	60.073,2
Required Reference Equity	707.453,5	654.274,7	638.635,9
Basel Index Level I	12,09%	12,43%	11,89%
Basel Index Main capital	10,96%	11,48%	10,84%
Basel Index	14,28%	14,51%	13,94%
(1)	Amounts calculated based on the consolidated information of the Prudential Consolidated.
(2)	The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(3)	Includes the portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), commodity price (RWAcom), the price of shares classified in the trading book (RWAacs), portions for gold exposure, foreign currency and transactions subject to exchange variation (RWAcam), and adjustment for derivatives arising from changes in the credit quality of the counterparty (RWAcva).

c.       ability to pay in relation to the financial commitments assumed

Our Executive Board understands that we have sufficiently adequate financial and equity conditions for the payment of our commitments assumed.

The management of our payment capacity is carried out dynamically through the implementation of limits and control models, approved and monitored by the Assets and Liabilities Committee (ALCO), which acts in accordance with the guidelines and procedures established by the Santander Group and the Central Bank. The control and management of the payment capacity is carried out through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. A funding plan is also prepared that takes into account the best structuring of funding sources to achieve the necessary diversification in terms of maturities, instruments and markets, in addition to the establishment of contingency plans. These controls, added to the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor customer deposits and other obligations, grant loans and financing to customers, meet their own working capital needs for investment and face any risks related to liquidity crises.

We actively manage risks intrinsic to commercial banking, such as structural risks of interest rates, liquidity and exchange rates. Our financial management objective is to make net interest income from business activities more stable and recurrent while maintaining adequate levels of liquidity and solvency. Financial management also analyzes the structural interest rate risk derived from divergences between the maturity and review dates of assets and liabilities in each of the currencies we operate.

The following tables show the intervals between pricing dates of financial assets and liabilities with different maturity dates, on December 31, 2024, 2023 and 2022, respectively (liquidity position):

2024	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	15.132	21.952	-	-	-	-	37.084
Debt Instruments (2)	110	28.818	43.427	80.645	56.763	74.410	284.173
Equity Instruments	2.118	572	199	100	-	-	2.988
Loans and other amounts with credit institutions	42	6.747	4.401	12.207	6.158	623	30.178
Loans and advances to customers	38.842	149.527	112.549	147.550	68.790	48.830	566.090
Derivatives	23	17.118	588	18.411	1.701	2.365	40.206
Reserves at the Central Bank of Brazil	167.800	-	-	-	-	-	167.800
Total	224.067	224.734	161.165	258.914	133.413	126.228	1.128.520

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	3.388	72.721	66.516	12.939	2.038	963	158.565
Customer Deposits (1)	227.425	184.353	87.236	46.522	59.475	57	605.068
Bonds for securities (1)	-	23.042	3.981	42.216	55.261	15.177	139.678
Equity Eligible Debt Instruments	-	-	-	-	-	23.138	23.138
Other financial liabilities	1.122	20.529	7.482	37.652	12.378	14	79.177
Short positions	-	972	2.729	5.638	11.873	18.185	39.397
Derivatives	-	4.507	5.612	12.540	1.652	15.099	39.410
Total	231.935	306.125	173.555	157.508	142.677	72.634	1.084.434

2023	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	9.213	13.909	-	-	-	-	23.122
Debt Instruments (2)	412	69.311	10.259	120.486	36.520	7.427	244.415
Equity Instruments	2.768	365	156	149	-	-	3.438
Loans and other amounts with credit institutions	55	7.259	4.101	13.974	320	8	25.717
Loans and advances to customers	24.034	130.798	120.472	136.238	56.969	49.466	517.977
Derivatives	28	7.347	874	17.727	1.036	2.283	29.295
Reserves at the Central Bank of Brazil	170.868	-	-	-	-	-	170.868
Total	207.378	228.989	135.862	288.574	94.845	59.184	1.014.832

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	398	43.945	57.342	11.884	3.024	1.919	118.512
Customer Deposits (1)	73.434	248.147	105.183	99.181	53.189	4.087	583.221
Bonds for securities (1)	-	13.969	35.762	67.809	1.613	5.245	124.398
Equity Eligible Debt Instruments	-	391	812	1.261	1.417	15.746	19.627
Other financial liabilities	1.493	15.473	3.863	43.926	39	-	64.794
Short positions	-	723	1.673	3.182	2.741	11.513	19.832
Derivatives	-	4.344	4.013	12.858	1.674	2.050	24.939
Total	75.325	326.992	208.648	240.101	63.697	40.560	955.323

2022	In millions of Reais
	In sight	Up to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Active:
Availability	21.589	415	-	-	-	-	22.003
Debt Instruments (2)	16.743	6.128	24.067	51.980	33.417	70.577	202.913
Equity Instruments	2.474	43	116	2	-	3	2.639
Loans and other amounts with credit institutions	54	542	10.740	8.724	641	13	20.713
Loans and advances to customers	11.271	123.503	117.101	152.555	38.944	47.255	490.630
Derivatives	6	4.365	2.828	4.661	3.034	7.081	21.976
Reserves at the Central Bank of Brazil	96.850	30.787	-	-	-	-	127.637
Total	148.987	165.784	154.853	217.923	76.035	124.930	888.511

Passive:
Financial liabilities at amortized cost:
Deposits of credit institutions (1)	356	95.792	237	14.469	2.902	2.323	116.079
Customer Deposits (1)	77.835	185.159	98.821	85.233	42.787	119	489.953
Bonds for securities (1)	2.206	12.356	32.545	44.723	10.150	5.140	107.121
Equity Eligible Debt Instruments	-	6.787	876	1.359	1.527	8.990	19.538
Other financial liabilities	186	35.254	3.660	23.346	88	59	62.593
Short positions	-	144	3.084	4.575	5.396	8.848	22.047
Derivatives	-	5.077	3.131	5.367	2.976	2.149	18.699
Total	80.583	340.569	142.354	179.073	65.825	27.628	836.031

(1)       They include obligations that may be enforceable in advance, such as: demand and time deposits, repo operations with customers, LCI and LCA.

The following table shows financial assets and liabilities by domestic and foreign currency, as of December 31, 2024, 2023 and 2022 (currency position):

	On December 31,
	2024		2023		2022
	National Currency	Foreign currency	National Currency	Foreign currency	National Currency	Foreign currency
	(in millions of R$)
Active
Cash and reserves at the Central Bank	14.584	22.501	8.959	14.164	11.346	10.657
Debt instruments	264.754	19.419	229.282	15.132	185.814	17.098
Equity Instruments	27.298	2.879	23.877	1.839	19.784	929
Loans and other amounts with credit institutions, gross	482.117	83.973	444.022	73.955	416.127	74.503
Loans and advances to customers, gross	2.176	166	2.728	102	2.582	57
Total	790.929	128.938	708.868	105.192	635.653	103.244

Passive
Financial liabilities at amortized cost
Central Bank and credit institution deposits	72.493	86.072	49.475	69.037	59.366	56.713
Customer deposits	552.831	52.237	538.5	44.721	457.188	32.765
Bonds for securities	117.332	18.301	110.935	13.463	92.638	14.483
Equity Eligible Debt Instruments	23.138	-	19.832	-	19.538	-
Other financial liabilities	118.202	371	64.68	114	71.371	143
Total	883.996	156.981	783.422	127.335	700.101	104.104

d.       sources of financing for working capital and investments in non-current assets used

The following table shows the composition of the withdrawals on the dates indicated:

	On December 31,
	2024	2023	2022
	(in millions of R$)
Customer deposits	605.068	583.220	489.953
Current accounts	41.297	36.599	26.607
Savings accounts	57.369	58.075	60.171
Term deposits	425.287	390.497	339.943
Repurchase agreements	81.115	98.049	63.232
Private Securities-backed Operations (1)	13.689	21.550	17.309
Operations guaranteed by Public Securities	67.426	76.499	45.923
Deposits of the Central Bank of Brazil and credit institutions	158.566	118.512	116.079
Demand deposits	859	5.100	3.521
Term deposits (2)	126.588	95.290	87.824
Repurchase agreements	31.119	18.122	24.734
Private Securities-backed Operations (1)	14	63	70
Operations guaranteed by Public Securities	31.105	18.059	24.664
Total deposits	763.634	701.732	606.033
Marketable debt securities	139.678	130.383	116.042
Agribusiness Letters of Credit	32.447	36.423	24.045
Financial Bills	24.516	22.729	33.713
Real Estate Credit Notes	62.864	57.619	43.776
Other Securities	19.851	13.612	14.508
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	23.138	19.627	19.538
Total Funding	926.450	851.742	741.611
(1)	It mainly refers to repo operations backed by debentures.
(2)	Includes operations with credit institutions linked to export and import financing lines, onlending from BNDES and FINAME and abroad in other credit lines abroad.

(i)	Deposits

•        Customer Deposits: Our balance of customer deposits was R$605.1 billion as of December 31, 2024, R$583.2 billion as of December 31, 2023 and R$490.0 billion as of December 31, 2022, representing 65.3%, 68.5% and 66.1% of our total funding, respectively.

•        Current Accounts: Our current account balance was R$41.3 billion on December 31, 2024, R$36.6 billion on December 31, 2023 and R$26.6 billion on December 31, 2022, representing 5.4%, 5.2% and 4.4% of total deposits, respectively.

•        Savings Accounts: Our savings account balance was R$57.3 billion on December 31, 2024, R$58.1 billion on December 31, 2023, and R$60.2 billion on December 31, 2022, representing 7.5%, 8.3%, and 9.9% of total deposits, respectively.

•        Customer Time Deposits: Our balance of customer time deposits was R$425.3 billion on December 31, 2024, R$390.5 billion on December 31, 2023, R$339.9 billion on December 31, 2022 and R$281.0 billion on December 31, 2021, representing 55.7%, 55.6% and 56.1% of total deposits, respectively.

•        Repurchase Agreements: We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds through the sale of such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this source of financing, such transactions are volatile and generally composed of Brazilian public securities and repurchase agreements linked to debentures. Securities sold in repo operations decreased to R$81.1 billion on December 31, 2024, R$98 billion on December 31, 2023 and R$63.2 billion on December 31, 2022, representing 10.6%, 14.0% and 10.4% of total deposits, respectively.

(ii)	Central Bank and Credit Institutions Deposits

Our balance of deposits with the Central Bank of Brazil and credit institutions was R$158.6 billion on December 31, 2024, R$118.5 billion on December 31, 2023 and R$116.1 billion on December 31, 2022, representing 20.8%, 16.9% and 19.2% of total deposits, respectively.

Our deposit balance mainly includes domestic loans and on-lending loans:

•	Loan obligations. We have relationships with banks around the world, providing lines of credit linked to foreign currencies (either to the dollar or to a basket of foreign currencies). We apply the proceeds of these transactions primarily to U.S. dollar-linked lending operations and, in particular, to trade finance operations.

•	National Transfers. Loans from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Financing from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates for certain sectors of the economy. The loans from these funds are allocated by BNDES, through banks, to specific sectors focused on economic development. This type of loan is known as "on-lending". Because the funds transferred are usually matched and/or funded by loans from a federal government agency, we do not assume risk of mismatch terms or interest rates, nor do we charge interest at a fixed margin on the cost of the funds. However, we retain the borrower's business credit risk and therefore have discretion in the loan decision and application of credit criteria. This type of financing is not affected by the requirement for compulsory deposit. Payout is usually guaranteed, although it is not required by the terms of the payout.

(iii)	Other Means of Funding

(iii.1)	Debt Securities

Our balance of marketable debt securities was R$139.7 billion as of December 31, 2024, R$130.4 billion as of December 31, 2023 and R$116.0 billion as of December 31, 2022, representing 15.1%, 15.3% and 15.6% of our total financing, respectively.

The Agribusiness Letter of Credit, which are freely negotiable credit notes and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights arising from transactions carried out between rural producers and their cooperatives and agents in the agribusiness production chain and foreign exchange acceptances, reached R$ 32.4 billion on December 31, 2024, R$36.4 billion on December 31, 2023 and R$24.0 billion on December 31, 2022.

Financial Bills are a financing alternative available to banks that may be characterized as senior or eligible to compose the reference equity, under the terms of CMN Resolution No. 5,007, of March 24, 2022, their minimum term must be 24 months and must be issued for a minimum amount of BRL 300,000 for subordinated transactions and BRL 50,000 for senior transactions. Our balance of treasury bills totaled R$24.5 billion as of December 31, 2024, an increase of 7.9% compared to December 31, 2023.

Real Estate Letters of Credit increased by 9.1%, from R$57.6 billion on December 31, 2023 to R$62.9 billion on December 31, 2024.

We carry out securities issuances, including under our Global Medium-Term Bills Program. Our balance of securities was R$19.9 billion on December 31, 2024 and R$13.6 billion on December 31, 2023. This change was mainly due to the fact that in 2023 we issued a higher aggregate value of securities than those that matured that year.

(iv)	Eligible Instruments to be composed of Tier I and Tier II

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands agency, of debt instruments to form part of our benchmark Tier 1 and Tier 2 equity in the total amount of $2.5 billion, pursuant to an offering made to non-U.S. persons pursuant to Regulation S of the U.S. Securities Act of 1993, as amended, or the "Notes Offer". Our Notes Offering was structured as follows: (i) US$1.25 billion indexed at 7.25% per annum with no maturity (perpetual) and interest paid semiannually; and (ii) US$ 1.25 billion indexed at 6.125% per year maturing in November 2028 and interest paid semiannually. These issuances were made through our branch office in the Cayman Islands and, as a result, do not generate income tax liability at source. In addition, our board of directors has also approved the redemption of debt instruments issued to be part of our regulatory Tier 1 and Tier 2 capital, as set forth in the board resolution of January 14, 2014. The proceeds from the Note Offering were used to fund this redemption. On December 18, 2018, the Central Bank of Brazil authorized the transactions contemplated in the Offering of Notes and the redemption, which were completed on January 29, 2019.

In November and December 2021, Santander Brasil issued Financial Bills with a subordination clause, to be used to compose our Level 2 reference equity, in the total amount of R$5.5 billion. The Financial Bills have a ten-year term and redemption and repurchase options in accordance with the applicable regulations. The Financial Bills had an estimated impact of 92 basis points on our Tier 2 benchmark equity.

In October and November 2023, Santander Brasil exercised its option to repurchase the Level 2 debt instruments issued in 2018 in the amount of US$1.25 billion. In its place to compose our Tier 2 regulatory capital, Santander Brasil issued financial bills with a subordination clause in the total amount of R$6.0 billion. These new financial bills have a term of 10 years and redemption and repurchase options in accordance with applicable regulations.

In addition, on November 8, 2024, Santander Brasil also exercised its repurchase option on certain Tier 1 debt instruments issued in 2018 in the amount of US$1.25 billion. In its place to compose the Level 1 regulatory capital, Santander Brasil issued subordinated financial bills in the total amount of R$7.6 billion. These new financial bills are perpetual with a repurchase clause exercisable from five years after their issuance, in accordance with the applicable regulations.

As of Dec. 31, 2024, the outstanding balance of Tier 1 and Tier 2 debt instruments was R$23.1 billion, compared to R$19.6 billion as of Dec. 31, 2023.

(v)	Subordinated Debt

As of December 31, 2024, we had no subordinated debt.

and. Sources of funding for working capital and investments in non-current assets that you intend to use to cover liquidity shortfalls

Due to our stable and diversified sources of fundraising, which include a large deposit base of its clients as detailed in item 10.1.d above, we have historically had no liquidity issues.

As part of our liquidity risk management, we have a formal plan with measures to be taken in scenarios of systemic liquidity crisis and/or arising from any risk to our corporate image. This liquidity contingency plan contains attention parameters, as well as preventive measures and actions to be activated in times of liquidity deficiency, if reserves fall below certain parameters.

As sources of financing for working capital and for investments in non-current assets used to cover liquidity deficiencies, the following resources may be used: (i) borrowing of deposits; (ii) bond issuances; (iii) repo operations with public/private securities; (iv) transfer pricing review; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3 S.A. – Brasil Bolsa, Balcão.

f.       levels of indebtedness and the characteristics of such debts, further describing:

(i)	Relevant loan and financing agreements

There are no loan agreements or other debt instruments that our management deems to be material to us, with the exception of the debt securities issued by us described in Section 18 of the Reference Form.

(ii)	Other long-term relationships with financial institutions

Our main sources of funds are local deposits in the demand, savings and time modalities, in line with other Brazilian banks, as well as funding in the open market, namely, bonds issued by the self-issued and Federal Government bonds with a repurchase commitment ("repo operations").

We also have deposits in credit institutions related to export and import financing lines raised from banks abroad and intended for application in commercial foreign exchange operations related to export and import financing. We are also a party to long-term obligations via on-lending

(ii.1)	Eurobonds and Securitization Notes - MT100

Foreign issuances of securities denominated in foreign currency include securities and other securities (Eurobonds and Structured Notes). The following table demonstrates the detailed composition of Eurobonds:

Emission	Expiration until	Interest Rate (p.a.)	2024	2023	2022
2019	2027	Up to 9% + CDI	-	-	32.204
2020	2027	Up to 9% + CDI	-	-	90.069
2021	2031	Up to 9% + CDI	4.195.534	3.337.315	6.306.335
2022	2035	Up to 9% + CDI	1.459.607	1.918.929	8.079.519
2023	2033	Up to 9% + CDI	3.102.939	8.355.844	-
2024	2035	Up to 9% + CDI	11.093.246
Total			19.851.326	13.612.088	14.508.127

(ii.2)	Subordinated debts

We use subordinated debt instruments in our funding structure, represented by securities issued in accordance with the rules of the Central Bank, which are used as Reference Equity - Level 2, to calculate the operational limits, including Subordinated CDBs, certificates of deposit issued by us in the local market, in various issues, at interest rates updated by the CDI or the IPCA.

(iii)	Degree of subordination between debts

In the event of our judicial or extrajudicial liquidation, there is an order of preference as to the payment of the various creditors of the estate provided for by law, which must be respected under the terms of the Brazilian legislation in force at the time. Specifically with regard to the financial debts that make up our indebtedness, the following order of payment must be observed: debts secured by collateral, unsecured debts and subordinated debts. It is worth mentioning that, in relation to debts with real guarantee, creditors prefer the others up to the limit of the asset given as collateral and, as much as there is left, they will have their credits included in the payment order of the unsecured creditors. Among unsecured creditors there is no degree of subordination, just as there is no degree of subordination among the various subordinated creditors.

(iv)	any restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has been complying with these restrictions

Regarding securities issued abroad, whose descriptions of the operations and programs are described in Item 12.7 of the Reference Form ("Securitization Program" and "Medium Term Notes – MTN"), the main restrictions imposed on the issuer, existing in financing agreements, are also described in the same item, more specifically in sections 18.10.I.h.(v) and 18.10.II.h.( v).

g.           Limits of financing contracted and percentages already used

The information requested in this item is not applicable to financial institutions. We are subject, however, to the parameters determined by the monetary authorities, in line with the Basel principles.

h.           Significant changes in items on the income and cash flow statements

(i)	Assets and Liabilities (in millions of reais):
Active	2024	2023	Var. 2024x2023	2022	Var. 2023x2022
Availability and Reserves at the Central Bank of Brazil	37.084	23.123	60,4%	22.003	5,1%
Financial Assets Measured at Fair Value in Profit or Loss	231.002	208.922	10,6%	145.515	43,6%
Financial Assets Measured at Fair Value in Other Comprehensive Income	92.079	59.052	55,9%	55.426	6,5%
Financial Assets Measured at Amortized Cost	768.325	723.710	6,2%	663.824	9,0%
Derivatives Used as a Hedge	30	25	20,0%	1.741	-98,6%
Non-Current Assets Held for Sales	1042	914	14,0%	699	30,8%
Interests in Affiliates and Joint Ventures	3.640	1.610	126,1%	1.728	-6,8%
Tax Credits	59.790	52.839	13,2%	46.446	13,8%
Other Assets	6.956	5.997	16,0%	8.275	-27,5%
Tangible Assets	6.022	7.086	-15,0%	8.191	-13,5%
Intangible Assets	32.827	32.376	1,4%	31.603	2,4%
Total Assets	1.238.797	1.115.653	11,0%	985.451	13,2%

The main changes in balance sheet accounts for the years 2024, 2023 and 2022 are presented below.

Liabilities and Shareholders' Equity	2024	2023	Var. 2023x2022	2022	Var. 2022x2021
Financial Liabilities for Trading	78.677	43.596	80,5%	40.747	7,0%
Financial Liabilities Measured at Fair Value in Profit or Loss	4.046	5.986	-32,4%	8.922	-32,9%
Financial Liabilities at Amortized Cost	1.001.581	910.551	10,0%	795.284	14,5%
Derivatives Used as a Hedge	130	1.176	-88,9%	-	100,0%
Provisions	10.977	11.473	-4,3%	9.115	25,9%
Tax Liabilities	10.175	9.000	13,1%	7.811	15,2%
Other Obligations	13.384	19.014	-29,6%	12.892	47,5%
Total Liabilities	1.118.970	1.000.796	11,8%	874.771	14,4%
Equity	126.199	118.421	6,6%	114.669	3,3%
Other Comprehensive Results	-6.707	-3.968	69,0%	-4.486	-11,5%
Stockholders' Equity Attributable to Controlling Shareholder	119.492	114.453	4,4%	110.183	3,9%
Total Stockholders' Equity	119.827	114.856	4,3%	110.680	3,8%
Total Liabilities and Equity	1.238.797	1.115.653	11,0%	985.451	13,2%

Our total assets reached, on December 31, 2023, R$1,238,797 million, an increase of 11% compared to 2023, whose total assets reached R$1,115,653 million, 13.2% higher than the year ended December 31, 2022, in the amount of R$985,451 million.

The portfolio of loans and advances to gross customers, without guarantees and guarantees, totaled R$599,688 on December 31, 2024, an increase of 8.7% compared to R$551,536 million on December 31, 2023, an increase of 5.1% compared to R$524,655 million on December 31, 2022. Large Companies showed a reduction of 2.4% compared to 2023, with an increase of 12.2% in the Individual segment.

Consolidated shareholders' equity totaled R$119,492 million on December 31, 2024, R$114,453 million on December 31, 2023 and R$110,183 million on December 31, 2022, an increase of 4.4% on December 31, 2024 compared to 2023 and an increase of 3.9% on December 31, 2023 compared to 2022. The variation in shareholders' equity in the year is mainly due to the growth in revenues, Net Income for the period in the amount of R$13,414 million and reduced by the highlight of Dividends and Interest on Equity in the amount of R$6,000 million.

2.2. The Officers must comment:

a. results of the Company's operations:

Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

The following table provides an overview of the main core aspects of our operating results for the years ended December 31, 2024, 2023 and 2022:

Total Revenue totaled R$73,757 million in 2024, an increase of 12%, or R$7,893 million compared to the year ended December 31, 2023, driven by the increase in net interest income and fee commissions.

Consolidated Net Income totaled R$13,414 million for the year ended December 31, 2024, an increase of 41% compared to the year ended December 31, 2023, mainly due to (i) a 12.0% increase in total revenue, as described above, (ii) an increase in net fee income of 10.0%, (iii) costs in line with the growth of inflation and (iv) an increase of 1.7% in impairment losses of financial assets (net), lower than the growth of the loan portfolio.

The Customer Loan Portfolio totaled R$599,688 million as of December 31, 2024, an increase of 8.7% compared to December 31, 2023, mainly due to the increase in our loan portfolio for Consumer Finance, SMEs (especially working capital and offshore lending) and individuals (especially credit cards, vehicle loans and payroll loans).

Exposure to credit risk totaled R$750.4 billion on December 31, 2024, an increase of 4.2% compared to December 31, 2023, mainly due to the increase in said increase in our loan portfolio.

Credit Quality remains at reasonable levels and supports our growth. The ratio of impaired assets to credit risk was 5.6% in the year ended December 31, 2024, a decrease of 0.1 p.p. compared to the previous year.

The coverage ratio was 84.4% in the year ended December 31, 2024, a reduction of 3.7 p.p. compared to the year ended December 31, 2023.

Our Basel Capital Adequacy Ratio was 14.3% for the year ended December 31, 2024, a decrease of 0.2 p.p. compared to the year ended December 31, 2023.

Central Bank of Brazil deposits and deposits from credit institutions plus customer deposits increased by 8.8%, reaching R$764 billion in 2024, mainly due to time deposits (especially in personal loans), influenced by their greater attractiveness given current interest rate levels and coupled with our investment-focused strategy, highlighted by our AAA investment advisory offering. At Santander Corporate & Investment Banking, the increase is especially in products such as offshore/term deposits. We continue to follow our financing plan based on optimizing the mix between individuals and wholesale banks.

Results of Operations

The following table presents our consolidated operating results for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Net interest income	56.679	46.884	47.503	20,9%	-1,3%
Profits from equity instruments	83	22	38	277,3%	-42,1%
Company profits accounted for by the equity method	313	239	199	31,0%	20,1%
Net Fee and Commission Income (Expense)	17.205	15.640	14.876	10,0%	5,1%
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	129	3.795	4.699	-96,6%	-19,2%
Other operating income (expenses) (net)	(652)	(716)	(841)	-8,9%	-14,9%
Total Profit	73.757	65.864	66.475	12,0%	-0,9%
Administrative expenditure	(20.417)	(19.563)	(18.240)	4,4%	7,3%
Depreciation and amortization	(2.731)	(2.741)	(2.586)	-0,4%	6,0%
Provisions (net)	(4.595)	(4.424)	(1.215)	3,9%	264,1%
Impairment losses on financial assets (net)	(28.484)	(28.008)	(24.829)	1,7%	12,8%
Impairment losses on other assets (net)	(252)	(250)	(161)	0,8%	55,3%
Other non-financial gains (losses)	1.912	1.044	131	83,1%	696,9%
Operating profit before tax	19.190	11.922	19.575	61,0%	-39,1%
Income tax	(5.776)	(2.423)	(5.235)	138,4%	-53,7%
Consolidated net income for the year	13.414	9.499	14.339	41,2%	-33,8%

Consolidated profit for the year

Our consolidated net income for the year ended December 31, 2024 was R$13,414 million, an increase of R$3,915 million, or 41.2%, compared to our consolidated net income of R$9,499 million for the year ended December 31, 2023, driven by the increase in the financial margin from credit operations and the improved performance of market operations, despite the volatile macroeconomic environment; (ii) increase in net fee revenue of R$1,565 million, or 10.0%, to R$17,205 million in the year ended December 31, 2024, from R$15,640 million in the year ended December 31, 2023, driven by higher results in capitalization, insurance and cash management.

Our consolidated net income for the year ended December 31, 2023 was R$9,499 million, a decrease of R$4,481 million, or 33.8%, compared to our consolidated net income of R$14,339 million for the year ended December 31, 2022, mainly due to (i) an increase in legal provisions of R$3,209 million, or 264%, to R$4,424 million in the year ended December 31, 2023, from R$1,215 million in the year ended December 31, 2022, driven by the increase in labor provisions in the period; (ii) an increase in impairment losses on financial assets of R$3,179 million, or 12.8%, to R$28,008 million in the year ended December 31, 2023, from R$24,829 million in the year ended December 31, 2022, driven by the deterioration of our loan portfolio that was impacted by an increase in provisions as a result of a specific case of a large customer in our credit segment wholesale, and (iii) a reduction in net interest income of R$619 million, which was driven by lower credit revenues, attributable to a shift in the mix of our portfolio towards customers with a better risk profile and focus on collateralized products, as well as a decrease in our performance in market operations.

Net interest income

Net interest income for the year ended December 31, 2024 was R$56,679 million, an increase of 20.9% or R$9,795 million compared to R$46,884 million in the year ended December 31, 2023. This increase was mainly due to the increase in revenue from: (i) credit products, especially in individuals and consumer financing, driven by volume growth in products such as cards, payroll, vehicle credit and mortgage, and (ii) better performance in market operations. This was partially offset by lower interest spreads, attributable to a shift in our portfolio mix to clients with a better risk profile and a focus on secured products.

The average total profitable assets in 2024 was R$1,063.8 billion, an increase of 10.8% or R$104 million compared to R$959.8 billion in 2023. The main driver of this change was an increase in the average value of loans and advances to customers and financial assets measured at fair value (i.e., debt and equity instruments).

Net interest income (net financial income divided by assets with average yield) in 2024 was 5.3% and 4.9% in 2023, supported by the increase in the SELIC rate and the better mix of credit products, following our strategy of increasing the share of individual segments.

The average total interest-bearing liabilities in 2024 was R$849.3 billion, an increase of 11.9% or R$90.4 billion compared to R$758.9 billion in 2023.

Finally, the net interest spread (the difference between the interest on yielding assets and the average cost of interest-bearing liabilities) was 3.3% in 2024, mainly due to a shift in our portfolio mix to clients with a better risk profile.

Net interest income for the year ended December 31, 2023 was R$46,884 million, a decrease of 1.3% or R$619 million compared to R$47,503 million in the year ended December 31, 2022. This reduction was primarily due to a reduction in credit revenues, impacted by lower interest rate spreads, attributable to a shift in our portfolio mix towards clients with a better risk profile and focus on collateralized products. This was partially offset by volume growth, driven by loan portfolios to households, SMEs and corporates. We also underperformed our market operations.

The average total profitable assets in 2023 was R$1,010.4 billion, an increase of 11.8% or R$107 million compared to R$903.4 billion in 2022. The main driver of this growth was an increase of R$35.7 billion, or 7.1%, in the average value of loans and advance to customers.

Income from equity instruments

Revenue from equity instruments for the year ended December 31, 2024 totaled R$84 million, an increase of R$61 million compared to R$22 million for the year ended December 31, 2023.

Income from equity instruments for the year ended December 31, 2023 totaled R$22 million, a reduction of R$16 million compared to the R$38 million for the year ended December 31, 2022, mainly due to higher dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Crédito.

Equity Result

The result of the companies accounted for by the equity method for the year ended December 31, 2024 was R$313 million, an increase of R$74 million compared to the R$239 million for the year ended December 31, 2023, mainly due to an increase of R$53 million in the result of Pluxee (which we acquired in 2024) and R$29 million in the result of Banco RCI.

The result of companies accounted for using the equity method for the year ended December 31, 2023 was R$239 million, an increase of R$40 million compared to the R$199 million for the year ended December 31, 2022.

Net fee and commission income

Net revenue from fees and commissions for the year ended December 31, 2024 was R$17,205 million, an increase of R$1,565 million, or 10.0%, compared to R$15,640 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) credit and debit cards, primarily due to the increase in our customer base, number of transactions and customer spending, (ii) insurance and capitalization, reflecting improved performance in loans (especially in consumer), and (iii) asset management and pension funds.

Net credit and debit card fees and commissions totaled R$4,414 million in the year ended December 31, 2024, an increase of 24.2% compared to the year ended December 31, 2023.

Net fees and commissions of asset managers and pension funds totaled R$2,199 million in the year ended December 31, 2024, an increase of 10.5% compared to the year ended December 31, 2023.

Net insurance and capitalization rates and commissions totaled R$4,741 million in the year ended December 31, 2023.

Net fee and commission revenues for the year ended December 31, 2023 were R$15,640 million, an increase of 5.1% or R$764 million compared to R$14,876 million for the year ended December 31, 2022. This was primarily attributable to (i) asset management and pension fund businesses, which recorded higher revenues driven by our consortium products ("consortia"), (ii) card revenues, due to the increase in the number of transactions and customer spending, and (iii) capital markets and trade finance, where we earned higher revenues from corporate financial intermediation and advisory services.

Net fee and commission revenues for the year ended December 31, 2022 were R$14,876 million, a decrease of 2.6% or R$397 million compared to R$15,273 million for the year ended December 31, 2021. This was primarily attributed to (i) a decrease in credit and debit card issuances as a result of a more selective credit approval policy, (ii) the Getnet Spin-off (in the first quarter of 2021), (iii) a decrease in current and account service fees (as a result of annual fee waiver campaigns and the increasing use of PIX by customers as an alternative to traditional banking services). This was partially offset by an increase in collection and payment services and asset management and pension funds.

Net fees and commissions for the administration of funds and pension funds totaled R$1,990 million in the year ended December 31, 2023, an increase of 24.4% compared to the year ended December 31, 2022.

Net trade finance fees and commissions totaled R$1,926 million in the year ended December 31, 2023, an increase of 5.6% compared to the year ended December 31, 2022.

Net credit and debit card fees and commissions totaled R$3,554 million in the year ended December 31, 2023, an increase of 12.8% compared to the year ended December 31, 2022, mainly due to the growth in the number of transactions and customer spending.

Net capital market fees and commissions totaled R$1,183 million in the year ended December 31, 2023, an increase of 6.4% compared to the year ended December 31, 2022. This increase was mainly driven by an increase in revenues from intermediation and financial advisory services to companies.

The following table reflects the breakdown of net fee and commission revenues for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Checking account services	3.314	3.255	3.267	1,8	(0,4)
Billing and payment services	1.738	1.801	1.790	(3,5)	0,6
Insurance and capitalization	4.741	4.303	4.357	10,2	(1,2)
Asset Management and Pension Funds	2.199	1.990	1.600	10,5	24,4
Credit and debit cards	4.414	3.554	3.151	24,2	12,8
Capital markets	1.178	1.183	1.112	(0,4)	6,4
Trade finance	1.858	1.926	1.825	(3,5)	5,5
Service tax	(855)	(758)	(687)	12,8	10,3
Other	(1.382)	(1.613)	(1.538)	(14,3)	4,9
Total	17.205	15.641	14.876	10,0	5,1

"Gains/losses on financial assets and liabilities (net) and exchange rate variations (net)"

Gains on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2024 totaled R$129 million, a decrease of R$3,666 million compared to the gain of R$3,795 million in the year ended December 31, 2023. This variation is mainly due to the lower gain on financial assets measured at fair value for profit or loss, of R$3,441 million on December 31, 2023, compared to R$746 million on December 31, 2024.

Gains on financial assets and liabilities (net) and exchange rate differences (net) for the year ended December 31, 2023 totaled R$3,795 million, a reduction of R$904 million compared to a gain of R$4,699 million in the year ended December 31, 2022. This variation is mainly due to (i) a loss of R$938 million related to net gains or losses from hedge accounting. For more information, please refer to notes 36 and 37 of our audited consolidated financial statements – included elsewhere in this annual report.

The following table presents our gains/losses on financial assets and liabilities (net) and foreign exchange differences (net) in the periods indicated.

	For the Year Ended December 31
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	129	3.795	4.699	(96,6)	(19,2)
Hedging effects of investments made abroad	665	(163)	(129)	(507,3)	26,1
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net) excluding the effects of hedging for investments held abroad (1)	794	3.632	4.570	(78,1)	(20,5)

(1) Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net) excluding the effects of investment in hedging abroad are a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Ratios to the Most Directly Comparable IFRS Financial Measures."

Other Operating Profit/Expense

Other operating expenses in the year ended December 31, 2024 totaled R$652 million, a reduction of R$64 million compared to expenses of R$716 million in the year ended December 31, 2023, mainly due to lower operating expenses.

Other operating expenses in the year ended December 31, 2023 totaled R$716 million, a reduction of R$125 million compared to expenses of R$841 million in the year ended December 31, 2022, mainly due to higher expenses with FGC pension plans due to the increase in the global balance of deposits.

Administrative Expenses

Administrative expenses for the year ended December 31, 2024 were R$20,417 million, an increase of R$854 million compared to expenses of R$19,563 million for the year ended December 31, 2023, mainly due to increased expenses with salaries and wages and related technologies and systems, per diem and travel expenses and other administrative expenses as a result of the increase in inflation in the period and the growth of our business.

Administrative expenses for the year ended December 31, 2023 were R$19,563 million, an increase of R$1,323 million compared to expenses of R$18,240 million in the year ended December 31, 2022, mainly due to higher expenses with salaries and salaries and specialized and technical services resulting from the increase in inflation in the period and investments in business expansion.

Personnel expenses increased by R$784 million in the year ended December 31, 2024, mainly due to the increase in employee salaries and wages resulting from our collective bargaining with employees in 2023, which impacted the first eight months of 2024, and our 2024 collective bargaining agreement, which impacted the last four months of the year.

Personnel expenses increased by R$917 million in the year ended December 31, 2023, mainly due to higher employee salaries and salaries impacted by the 2022 collective bargaining agreement, which was applied to salaries as of September 2022, as well as by the 2023 collective bargaining agreement, which was applied to salaries as of September 2023.

The following table presents our personnel expenses for each of the periods indicated:

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Salaries and wages	7.087	6.640	6.311	6,7	5,2
Social insurance costs	1.692	1.654	1.431	2,3	15,6
Benefits	1.753	1.659	1.603	5,7	3,5
Training	68	62	60	10,3	3,1
Other personnel expenses	997	799	492	24,8	62,3
Total	11.598	10.814	9.896	7,3	9,3

Other administrative expenses increased by R$70 million to R$8,819 million in the year ended December 31, 2024, from R$8,749 million in the year ended December 31, 2023, mainly due to higher technology and systems expenses, per diem and travel expenses and other administrative expenses, resulting from the increase in inflation in the period and the growth of our business.

Other administrative expenses increased by R$406 million to R$8,749 million in the year ended December 31, 2023, from R$8,343 million in the year ended December 31, 2023, mainly as a result of higher expenses with specialized and technical services, resulting from the increase in inflation in the period and investments in business expansion.

The following table presents our other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Technical and specialized services	2.414	2.397	2.229	0,7	7,5
Real estate, improvements and supplies	878	896	896	(2,0)	-
Technology and systems	2.410	2.384	2.577	1,1	(7,5)
Advertising	516	522	541	(1,1)	(3,5)
Communications	351	502	422	(30,0)	19,0
Daily allowances and travel expenses	201	163	73	23,4	123,3
Taxes other than income tax	154	173	149	(11,0)	16,1
Surveillance and courier services	474	525	549	(9,6)	(4,4)
Insurance premiums	25	27	22	(5,5)	22,7
Other administrative expenditure	1.396	1.160	887	20,2	30,8
Total	8.819	8.749	8.343	0,8	4,9

The efficiency ratio, calculated as total administrative expenses divided by total profit, decreased to 27.7% in the year ended December 31, 2024, compared to 29.7% in the year ended December 31, 2023. This 2.0% p.p. reduction in the index is mainly due to higher net income growth (driven by net interest income and net fee revenue) and inflation-driven cost increases.

The efficiency ratio, calculated as total administrative expenses divided by total profit, increased to 29.7% in the year ended December 31, 2023, compared to 27.4% in the year ended December 31, 2022. This 2.3 p.p. increase in the ratio is mainly due to the reduction in net income (as a result of our more selective credit approval strategy and lower performance in market operations) and an increase in administrative expenses.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2024 was R$2,731 million, a reduction of R$10 million, or 0.4%, compared to R$2,741 million for the year ended December 31, 2023, mainly due to the increase in expenses with amortization of software items, resulting from the investments made in this period.

Depreciation and amortization for the year ended December 31, 2023 was R$2,741 million, an increase of 6.0% or R$155 million compared to R$2,586 million for the year ended December 31, 2022, mainly due to higher expenses with amortization of hardware and software items, resulting from investments made in the year ended December 31, 2023.

Provisions (Net)

The provisions primarily include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,595 million in the year ended December 31, 2024, an increase of R$171 million, or 3.9%, compared to R$4,424 million in the year ended December 31, 2023, mainly due to the increase in labor and civil contingencies.

The provisions mainly include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,424 million in the year ended December 31, 2023, an increase of 264.0% or R$3,209 million compared to R$1,215 million in the year ended December 31, 2022, mainly due to an increase in labor contingencies.

Impairment Losses on Financial Assets (Liquid)

Impairment losses and financial assets (net) for the year ended December 31, 2024 were R$28,484 million, an increase of R$476 million compared to R$28,008 million for the year ended December 31, 2023, mainly due to the growth of our retail portfolio and the effects of challenging macroeconomic conditions on our SME portfolio.

Impairment losses on financial assets (net) for the year ended December 31, 2023 were R$28,008 million, an increase of R$3,179 million compared to R$24,829 million for the year ended December 31, 2022, which was driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Our exposure to credit risk increased by R$30.5 billion to R$750.4 billion as of December 31, 2024, compared to R$719.9 billion as of December 31, 2023. In addition, our impaired assets increased by R$2.4 billion, from R$39.9 billion on December 31, 2023 to R$42.2 billion on December 31, 2024.

Our exposure to credit risk increased by R$55.3 billion to R$719.8 billion as of Dec. 31, 2023, compared to R$664.5 billion as of Dec. 31, 2022. In addition, our impaired assets increased by R$0.7 billion, from R$39.2 billion on December 31, 2022. to R$39.9 billion in the year ended December 31, 2023.

The following table shows the ratio of our non-recoverable assets to total credit risk exposure and our coverage ratio as of December 31, 2024, 2023 and 2022.

	On December 31,
	2024	2023	2022
	(in millions of R$, except percentages)
Loans and advances to customers, gross	559.688	551.536	524.655
Impaired assets	42.242	39.887	39.224
Impairment loss provisions	35.669	35.153	35.212
Non-GAAP Credit Risk Exposure – Customers (1)	750.357	719.881	664.537
Indexes
Impairment assets for credit risk exposure	5,6%	5,5%	5,9%
Coverage Index (2)	84,4%	88,1%	89,8%
Impairment losses	(28.484)	(28.008)	(24.829)
Impairment of financial assets (net) (3)	(28.484)	(28.008)	(24.829)
________________________________
(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortised cost values of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by non-governmental entities). We have included off-balance sheet information in this measure to better demonstrate our total managed credit risk. For more information, see "Item 3. Key Information—A. Selected financial data – reconciliation of non-GAAP measures and ratios to its most directly comparable IFRS financial measures."
(2)	Impairment loss provisions as a percentage of the assets subject to impairment.
(3)	As of December 31, 2024, 2023 and 2022, our total impairment losses on financial instruments included R$2,070 million, R$1,586 million and R$1,174 million, respectively, related to debt instruments.

Non-Recoverable Assets by Loan Type

The following table shows our non-recoverable assets by loan type as of December 31, 2024, 2023, and 2022.

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Commercial and industrial	13.175	16.292	14.156	(19,1)	15,1
Real estate	1.736	1.352	1.058	28,4	27,8
Instalment loans to individuals	27.284	22.239	23.999	22,7	(7,3)
Lease financing	47	4	10	1.191,4	(60,0)
Total	42.242	39.887	39.224	5,9	1,7

Commercial and Industrial

Impaired assets in the commercial and industrial loan portfolio totaled R$13,175 million as of December 31, 2024, a decrease of R$3,117 million, or 19.1%, compared to R$16,292 million as of December 31, 2023. This drop was mainly due to the restructuring of the indebtedness of a large customer in our wholesale segment.

Impaired assets in the commercial and industrial loan portfolio totaled R$16,292 million as of December 31, 2023, an increase of R$2,136 million, or 15.1%, compared to R$14,156 million as of December 31, 2022. This increase was due to a specific case of a large customer in our wholesale segment that entered into judicial reorganization proceedings.

Real estate

Impaired assets in the real estate loan portfolio totaled R$1,736 million as of December 31, 2024, an increase of R$384 million, or 28.4%, compared to R$1,352 million as of December 31, 2023. This increase was mainly due to the growth of this portfolio and challenging macroeconomic conditions.

Impaired assets in the real estate loan portfolio totaled R$1,352 million as of December 31, 2023, an increase of R$294 million, or 27.9% compared to R$1,058 million as of December 31, 2022. The increase in impaired assets in this portfolio was mainly due to the maturity of loans granted before we tightened our credit approval conditions with effect from January 2022.

Installment loans to individuals

Impaired assets in the loan portfolio with installments to individuals totaled R$27,284 million as of December 31, 2024, an increase of R$5,045 million, or 22.7%, compared to R$22,239 million as of December 31, 2023. This increase was mainly due to the high growth of this portfolio, changes in the methodology used to determine whether a loan is in default, and challenging macroeconomic conditions affecting certain products, such as rural.

Impaired assets in the loan portfolio with installments to individuals totaled R$22,239 million as of December 31, 2023, a decrease of R$1,760 million, or 7.3%, compared to R$23,999 million as of December 31, 2022. The reduction in impaired assets in the loan book was mainly due to the fact that loans granted after we tightened our credit approval conditions with effect from January 2022 generally performed better than loans granted before that date.

Financial Lease

Impaired assets in the leasing finance loan portfolio totaled R$47 million as of December 31, 2024, an increase of R$43 million compared to R$4 million as of December 31, 2023. This increase in impaired assets was mainly concentrated in two specific customers.

Impaired assets in the leasing financing loan portfolio totaled R$4 million as of December 31, 2023, a reduction of R$6 million compared to R$10 million as of December 31, 2022. The reduction in stranded assets in this portfolio was primarily a result of improved quality of the most recent credit origination.

Impairment Losses on Other Assets (Net)

Impairment losses for other assets (net) in the year ended December 31, 2024 totaled losses of R$252 million, an increase of R$2 million compared to R$250 million for the year ended December 31, 2023.

Impairment losses on other assets (net) for the year ended December 31, 2023 totaled losses of R$250 million, a reduction of R$89 million compared to R$161 million for the year ended December 31, 2022, mainly due to impairment losses on intangible assets.

Other non-financial gains/losses

Other non-financial gains totaled R$1,912 million during the year ended December 31, 2024, an increase of R$869 million compared to R$1,044 million during the year ended December 31, 2023, mainly due to the closing of the joint venture transaction with Pluxee Group.

Other non-financial gains totaled R$1,044 million during the year ended December 31, 2023, an increase of R$913 million compared to gains of R$131 million during the year ended December 31, 2022, mainly due to the sale of a 40% stake in Webmotors' share capital.

Operating Income before Taxation

Operating income before tax for the year ended December 31, 2024 was R$19,190 million, an increase of R$7,269 million, or 61.0%, compared to R$11,922 million for the year ended December 31, 2023. Excluding the effects of hedging for investments held abroad, operating income before taxes totaled R$19,855 million in the year ended December 31, 2024, an increase of R$8,096 million, or 68.9%, compared to R$11,758 million in the year ended December 31, 2023. Pretax operating income, excluding hedging effects for investments held overseas, is a non-GAAP measure.

The table below shows our pre-tax operating income and our pre-tax operating profit, excluding the effects of hedging for investments held abroad in the periods presented.

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Operating profit before tax	19.190	11.922	19.575	61,0	(39,1)
Hedging effects of investments made abroad	665	(163)	(129)	(507,3)	26,1
Adjusted operating profit before tax (1)	19.855	11.759	19.446	68,9	(39,5)

(1) Adjusted operating income is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Ratios to the Most Directly Comparable IFRS Financial Measures."

Income Taxes

Income tax expenses include income tax, social contribution, PIS, and COFINS (which are social contributions due on certain net income from some expenses).

Total income tax was R$5,776 million in the year ended December 31, 2024, an increase of R$3,354 million, or 138.4%, compared to R$2,423 million in the year ended December 31, 2023. This increase in expenses was primarily attributable to: (i) an increase in pre-tax operating income to R$19,190 million in the year ended December 31, 2024 from R$11,922 million in the year ended December 31, 2023, primarily due to our operating performance throughout the year. The higher gains resulted in a larger tax base, leading to a commensurate increase in tax expenditures. In addition, the effects of specific events recognized directly in the tax line remained stable in relation to the previous year, with no additional relevant impacts on the variation in tax expenditure.

Total income tax was R$2,423 million in the year ended December 31, 2023, a reduction of 53.7%, or R$2,812 million, compared to the income tax balance of R$5,235 million in the year ended December 31, 2022. This reduction in expenses was mainly attributable to the following: (i) a reduction of 39.1% or R$7,653 million in pre-tax operating income to R$11,922 million in the year ended December 31, 2023, from R$19,575 million in the year ended December 31, 2022, which was mainly due to an increase in net income provisions of R$3,208 million, or 264.0%, to R$4,424 million in the year ended December 31, 2023, from R$1,215 million in the year ended December 31, 2022; and (ii) other events that reduced the amount of corporate taxes, such as the increase in the IOF, which led to an increase of 12.63%, or R$298 million, compared to R$2,362 million in the year ended December 31, 2022.

The following table shows our income tax and income tax excluding the effects of hedging for investments held abroad in the periods indicated.

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Income taxes	(5.776)	(2.423)	(5.235)	138,4	(53,7)
Hedging effects of investments made abroad	(665)	163	129	(507,3)	26,1
Income tax excluding hedge effects for investments held abroad (*)	(6.441)	(2.260)	(5.106)	(368,9)	55,7

* Income taxes, excluding the effects of hedging investment conducted abroad, is a non-GAAP measure. For more information, see "Item 3. Key Information — A. Selected Financial Data — Reconciliation of Non-GAAP Measures and Ratios to the Most Directly Comparable IFRS Financial Measures."

Results of Operations by Segment for the Years Ended December 31, 2024, 2023 and 2022

The following tables show our operating results for the years ended December 31, 2024, 2023 and 2022, for each of our operating segments.

Commercial bank

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Net interest income	51.563	44.652	45.618	15,5	(2,1)
Profits from equity instruments	5	4	11	45,4	(63,6)
Company profits accounted for by the equity method	259	185	148	40,3	25,0
Net Fee and Commission Profits	14.944	13.270	12.539	12,6	5,8
Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net)	(1.488)	(1.125)	(360)	32,2	212,5
Other operating profit (expense)	(480)	(596)	(718)	(19,5)	(17,0)
Total Profit	64.804	56.389	57.237	14,9	(1,5)
Personnel expenses	(10.534)	(9.754)	(8.986)	8,0	8,5
Other administrative expenditure	(7.836)	(7.867)	(7.571)	(0,4)	3,9
Administrative expenditure	-18.37	(17.621)	(16.557)	4,3	6,4
Depreciation and amortization	(2.599)	(2.621)	(2.480)	(0,8)	5,7
Provisions (net)	(4.583)	(4.404)	(1.208)	4,0	264,6
Impairment losses on financial assets (net)	(28.451)	(26.583)	(23.683)	7,0	12,2
Impairment losses on other assets (net)	(253)	(250)	(160)	1,0	56,3
Other non-financial gains (losses)	1.912	1.044	131	83,2	696,9
Operating profit before tax	12.461	5.953	13.281	109,3	(55,2)
For the year ended December 31,
2024		2023	2022	% Change 2024/2023	Amendment % 2023/2022
(in millions of R$, except percentages)
Operating Profit Before Tax	12.461	5.953	13.281	(55,2)	(55,2)
Effects of hedging investments made abroad	655	(163)	(129)	26,4	26,4
Adjusted operating profit before tax (1)	13.125	5.790	13.151	(56,0)	(56,0)

2024 and 2023

Operating income before taxes attributable to the Commercial Banking segment for the year ended December 31, 2024 was R$12,461 million, an increase of R$6,508 million compared to R$5,953 million for the year ended December 31, 2023.

This variation is mainly due to:

• increase of R$6.9 billion in net interest income, representing an increase of 15.5% compared to the year ended December 31, 2023; and

• increase of R$ 1.6 billion in net revenue from fees, representing an increase of 12.6% compared to the year ended December 31, 2023.

Excluding the effects of hedging for investments held abroad on our revenues, our pretax operating profit would have been R$13,125 billion, an increase of 126.7% compared to the year ended December 31, 2023. Operating income, excluding hedging effects for overseas investments, is a non-GAAP measure.

2023 and 2022

Operating profit before tax attributable to the Commercial Banking segment for the year ended December 31, 2023 was R$5.9 billion, a reduction of R$7.3 billion from R$13.3 billion in the year ended December 31, 2022.

This variation is mainly due to:

• increase of R$3.2 billion in legal provisions, representing an increase of 264.7% compared to the year ended December 31, 2022;

• R$2.9 billion increase in impairment losses on financial assets (net), representing an increase of 12.2% compared to the year ended December 31, 2022, mainly due to the increase in the loan portfolio driven by the individual customer and consumer finance portfolios; and

• a decrease in net interest income driven by our selective credit strategy in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Excluding the effects of hedging for investments held abroad on our revenues, our pretax operating profit would have been R$5.8 billion, 56.0% lower than in the fiscal year ended December 31, 2022. Operating income, excluding hedging effects for overseas investments, is a non-GAAP measure.

Global Wholesale Banking

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	Amendment % 2023/2022
	(in millions of R$, except percentages)
Net interest income	5.115	2.232	1.885	129,2	18,4
Profits from equity instruments	79	19	27	320,8	(29,6)
Company profits accounted for by the equity method	54	54	52	(1,3)	3,8
Net Fee and Commission Profits	2.262	2.370	2.337	(4,6)	1,4
Gains/losses on financial assets and liabilities (net) and foreign exchange differences (net)	1.617	4.920	5.060	(67,1)	(2,8)
Other operating profit (expense)	(174)	(120)	(123)	43,8	(2,4)
Total Profit	8.953	9.476	9.238	(5,5)	2,6
Administrative expenditure	(2.047)	(1.942)	(1.683)	5,4	15,4
Personnel expenses	(1.064)	(1.060)	(911)	0,4	16,4
Other administrative expenditure	(983)	(882)	(772)	11,4	14,2
Depreciation and amortization	(132)	(120)	(106)	10,3	13,2
Provisions (net)	(12)	(20)	(8)	(37,6)	150,0
Impairment losses on financial assets (net)	(33)	(1.425)	(1.146)	(97,7)	24,3
Impairment losses on other assets (net)	—	-	(1)	(100,0)	N.M.
Operating profit before tax	6.729	5.969	6.294	12,7	(5,2)

n.m. = not significant.

2024 and 2023

Pretax operating income attributable to the Global Wholesale Banking segment for the year ended December 31, 2024 was R$6,729 million, an increase of 12.7%, or R$761 million from R$5,969 million for the year ended December 31, 2023, primarily due to (i) a decrease in impairment losses on financial assets (net) driven primarily by a specific case of a large customer in our wholesale segment.

2023 and 2022

Pretax operating income attributable to the Global Wholesale Banking segment for the year ended December 31, 2023 was R$5,968 million, an increase of 5.2% or R$326 million compared to R$6.3 billion for the year ended December 31, 2022, which was mainly due to (i) an increase in administrative expenses and (ii) an increase in impairment losses on financial assets ( driven primarily by a specific case of a large customer in our wholesale segment that entered into bankruptcy proceedings.

2.3. The Officers must comment:

a.           Significant changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2.

• Amendments to IAS 1 – Presentation of Financial Statements: the amendments are intended to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by the right to postpone settlement; whereas the right to defer should exist at the end of the financial reporting period; that the rating is not affected by the likelihood that the entity will exercise its right to defer; and that only a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability shall not affect its classification. The amendments to IAS 1 came into effect as of January 1, 2024 and did not have relevant impacts.

• Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies: change of the term "significant accounting policies" to "material accounting policies". The amendment also defines what "material accounting policy information" is, explains how to identify it, and clarifies that immaterial accounting policy information does not need to be disclosed, but if it is, it must not obscure the relevant accounting information. The IFRS Practice Statement 2 Making Materiality Judgments, also amended, provides guidance on how to apply the concept of materiality to accounting policy disclosures.

• Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: requires entities to provide additional disclosures about their supplier financing arrangements. The IASB issued these new requirements to provide users of financial statements with information that enables them to assess how supplier financing arrangements affect an entity's obligations and cash flows, and to understand the effect of supplier financing arrangements on an entity's exposure to liquidity risk and how the entity could be affected if the arrangements were no longer available to it. The changes to IAS 7 and IFRS 7 were effective as of January 1, 2024 and did not have relevant impacts.

• Amendment to IFRS 16 – Leases: clarifies the requirements that a seller-tenant uses in measuring lease liability arising from a sale and leaseback transaction, in order to ensure that the seller-tenant does not recognise any amount of gain or loss that relates to the right of use that it holds. The amendments to IFRS 16 were effective as of January 1, 2024 and did not have material impacts.

b.           Modified opinions and emphases present in the auditor's report

In the years ended December 31, 2024, 2023 and 2022, there were no caveats and emphases present in the auditor's opinion.

2.4. The officers must comment on the material effects that the events below have caused or are expected to cause in the Company's financial statements and results:

a.           Introduction or sale of an operating segment

No introduction or sale of the operating segment was carried out in the last 3 fiscal years.

b.        incorporation, acquisition or sale of equity interest

•      Banco Santander and other shareholders enter into an Agreement for the sale of 100% of the equity interest in Galgo Sistema de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire total and voting share capital of Galgo Sistema de Informações S.A. with RTM - Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). The completion of the Transaction is subject to the execution of the definitive instruments and the implementation of certain conditions customary in this type of transaction, including applicable regulatory approvals.

•	Sale of the entire stake held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. ("SHI") and Banco Santander (Brasil) S.A. signed certain documents establishing the terms of the purchase and sale negotiation of the quotas representing the entire capital stock of Summer Empreendimentos Ltda. com RFM-E Ltda. ("Transaction"). The completion of the Transaction is subject to the execution of the definitive instruments and the implementation of certain conditions customary in this type of transaction, including the applicable regulatory approvals.

•	Merger of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. ("Return Capital") was fully merged into Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A.) ("Return Participations"). The merger resulted in an increase in the capital stock of Return Participações, in the amount of R$ 8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two cents), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the merger, Return Capital was extinguished, by operation of law, which was succeeded by Return Participações in all its rights and obligations.

•	Merger of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. ("Mobills Labs") was fully incorporated and its equity was absorbed by its direct parent, Toro Investimentos S.A. ("Toro Investimentos"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Mobills Labs did not imply an increase in the capital stock of Toro Investimentos, since all the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in an investment account by equivalence.

•	Merger of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. ("Apê11") was fully incorporated, with its equity absorbed by its direct parent company, Santander Holding Imobiliária S.A. ("SHI"), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full merger of Apê11 did not imply an increase in SHI's share capital, since all the shares issued by Apê11 were held by SHI and, therefore, were already reflected in its investment account by equivalence.

On December 22, 2023, Santander Holding Imobiliária S.A. ("SHI"), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. ("Apê11") to acquire the remaining 10% of the capital stock of Apê11 ("Transaction"). As a result of the Transaction, SHI now holds 100% of Apê11's share capital.

•	Joint-Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the conclusion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with Grupo Pluxee (formerly Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of "Ben Benefits and Services Instituição de Pagamentos S.A") with the Pluxee Group in Brazil and (ii) the company's ability to exploit Santander's customer base to offer its products and services (i.e. the capillarity of Santander's branch).

For the formation of the Joint Venture, Banco Santander contributed the equivalent of R$ 2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of "Ben Benefits and Services Instituição de Pagamentos S.A"); (ii) a portion of cash resources; (iii) the exclusivity contract for the exploitation of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% interest, respectively, in the capital stock of Pluxee Benefits Brasil S.A. ("Pluxee"), the investment vehicle of the Joint Venture.

•	Merger of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. ("Mobills Corretora") was fully incorporated and its equity was absorbed by its direct parent, Toro Asset Management S.A. ("Toro Asset"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all the shares issued by Mobills Corretra were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

•	Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. ("Return"), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a new name of Gira, Gestão Integrada de Receivables do Agronegócio S.A. with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. ("Gira"), a certain Share Purchase and Sale Agreement to acquire the 20% of Gira's capital stock held by minority shareholders ("Transaction"). As a result of the Transaction, Banco Santander (Brasil) S.A. now holds, indirectly, 100% of Gira's share capital.

•	Acquisition of Interest and Investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") formalized, together with the shareholders of América Gestão Serviços em Energia S.A. ("América Energia"), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting capital stock of América Energia ("Transaction"). The completion of the Transaction was subject to the fulfillment of certain conditions precedent customary in similar transactions, including obtaining the relevant regulatory clearances. On July 4, 2024, with the conclusion of the Transaction, Santander Corretora now holds 70% of América Energia's shareholding.

•	Acquisition of Stake and Investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable conditions precedent, the transaction for the acquisition and investment in Fit Economia de Energia S.A. ("Company"), so that it now holds 65% of the Company's capital stock ("Transaction").

•	Acquisition of the entire equity interest in Toro Participações S.A. and merger by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after the fulfillment of the conditions precedent, Banco Santander concluded the transaction for the acquisition of all the shares of Toro Participações, so that it now holds, indirectly, the ownership of 100% of the capital stock of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the merger of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

•	Total merger of Mob Soluções em Tecnologia Ltda by Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. ("Mob") was fully incorporated and its equity was absorbed by its direct parent, Mobills Labs Soluções em Tecnologia Ltda. ("Mobills"), in accordance with the conditions set forth in the Protocol and Justification of the transaction. The implementation of the full merger of Mob did not imply an increase in Mobills' share capital, since all of Mob's issued quotas were held by Mobills and, therefore, already reflected in an investment account by equivalence.

•	Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré") and Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora de Seguros") concluded the sale of equity interests held by Aymoré, representing fifty percent (50%) of the capital stock of Banco PSA Finance Brasil S.A. ("Banco PSA"), to Stellantis Financial Service, S.A. and (b) Santander Corretora de Seguros, representing fifty percent (50%) of the capital stock of Stellantis Corretora de Seguros e Serviços Ltda. ("Stellantis Corretora"), to Stellantis Services Ltd. ("Transaction").

With the conclusion of the Transaction, Aymoré no longer holds an equity interest in Banco PSA and Santander Corretora de Seguros no longer holds an equity interest in Stellantis Corretora.

•	Sale of part of Santander Corretora's equity interest in Webmotors S.A. to Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") concluded the sale of shares representing 40% of the capital stock of Webmotors S.A. ("Webmotors") to Carsales.com Investments PTY LTD ("Carsales") ("Transaction"). With the conclusion of the Transaction, Santander Corretora became the holder of 30% and Carsales of 70% of the capital stock of Webmotors.

c.        Unusual events or operations

Nothing to report.

2.5. Inform the value of non-accounting measurements

the. Inform the value of non-accounting measurements

	(in millions of R$, unless otherwise indicated)
	In the fiscal year ended on
	December 31,
	2024	2023	2022	2021	2020
Efficiency Ratio disregarding the effects of hedging investments abroad	27,7%	29,7%	27,4%	28,2%	27,8%

b. make reconciliations between the amounts disclosed and the amounts of the audited financial statements

	(in millions of R$, unless otherwise indicated)
	From and to the year ended on
	December 31,
	2024	2023	2022	2021	2020
	(in millions of R$, unless otherwise indicated)
Efficiency Index
Administrative expenditure	20.417	19.563	18.240	17.316	17.115
Total Profit	73.757	65.864	66.475	63.926	48.242
of which:
Gains (losses) on financial assets and liabilities (net) and foreign exchange differences (net)	129	3.795	4.699	(1.781)	(11.703)
Efficiency Index	27,7%	29,7%	27,4%	27,1%	35,5%
Total Profit	73.757	65.864	66.475	63.926	48.242
Hedging effects of investments made abroad	665	(163)	(129)	2.512	13.583
Total income excluding the effects of hedging investments held abroad	74.422	65.701	66.346	66.438	61.825
Administrative expenditure	20.417	19.563	18.240	17.316	17.115
Hedging Efficiency Ratio Adjusted for Investments Held Abroad	27,4%	29,8%	27,5%	26,1%	27,8%

c. explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations

The Efficiency Ratio, disregarding the effects of hedging investments abroad, aims to adequately transmit the company's performance.

2.6. Events subsequent to the FDs:

Subsequent Events

a)	Interest on Equity Resolution

Banco Santander's Board of Directors, at a meeting held on January 10, 2025, approved the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meeting, for the distribution of Interest on Equity, in the amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of January 22, 2025 (inclusive) will be entitled to Interest on Equity. Thus, as of January 23, 2025 (inclusive), the Bank's shares will be traded "Ex-Interest on Equity". The amount of Interest on Equity was paid on February 12, 2025. Interest on Equity will be fully imputed to the minimum mandatory dividends to be distributed by the Bank, referring to the 2025 fiscal year, without any remuneration as monetary adjustment.

2.7. Allocation of results

As established in the Company's Bylaws, the net income calculated, after deductions and legal provisions, will be allocated as follows:

I             - 5% (five percent) for the constitution of the legal reserve, until it reaches 20% (twenty percent) of the capital stock;

II           - 25% (twenty-five percent) of the net income, adjusted pursuant to article 202 of Law No. 6,404/76, shall be mandatorily distributed as a mandatory dividend to all shareholders; and

III        - the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors: (a) be allocated to the formation of a Reserve for Equalization of Dividends, which will be limited to fifty percent (50%) of the value of the capital stock and will have the purpose of guaranteeing resources for the payment of dividends, including in the form of interest on equity, or its anticipations, in order to maintain the flow of remuneration to shareholders, and, once this limit is reached, it will be up to the Shareholders' Meeting to resolve on the balance, proceeding with its distribution to shareholders or increasing the capital stock; and/or (b) be retained, in order to meet the capital investment needs stipulated in the Company's General Budget, submitted by the management to the approval of the Shareholders' Meeting and reviewed annually by the Shareholders' Meeting, when it lasts more than one fiscal year.

Profits not earmarked under the above terms shall be distributed as dividends.

a.    Rules on Retention of Profits

Pursuant to the corporate law, including Law 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and the Company's Bylaws, the net income for the year may be retained in order to meet the capital application needs stipulated in the Company's general budget, as submitted by management for approval at the shareholders' meeting and reviewed annually, if applicable.

There was no retention of profits in the last three fiscal years, and the Company paid dividends higher than the mandatory dividend.

b.    Rules on dividend distribution

The Company's Bylaws provide that an amount of not less than 25% of net income, less allocations to legal and contingency reserves, shall be available for distribution in the form of dividends or interest on equity in any fiscal year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, as well as the amounts available for distribution, are made based on the Company's individual financial statements prepared in accordance with the accounting practices adopted in Brazil and rules issued by the National Monetary Council ("CMN") and the Central Bank of Brazil ("Central Bank"), applicable to financial institutions authorized to operate by the Central Bank ("BRGAAP")").

The Company's Board of Directors may declare interim dividends or interest on equity based on the profits calculated in the Company's consolidated half-yearly financial statements. In addition, the Board of Directors may declare dividends or interest on equity based on consolidated financial statements for shorter periods, provided that the total dividends paid in each semester do not exceed the value of the capital reserves provided for under the terms of the corporate law. The Board of Directors may also declare interim dividends or interest on equity based on the retained earnings or profit reserves existing in the Company's last annual or half-yearly balance sheet.

Any payment of interim dividends or interest on equity by the Company may be offset against the amount of mandatory dividends related to the net income calculated in the fiscal year in which they are paid.

The amount distributed to shareholders as interest on equity, net of any withholding tax, may be included as part of the minimum mandatory dividends. In accordance with the applicable legislation, the Company is required to pay shareholders an amount sufficient to ensure that the net amount received as interest on equity, less the payment of applicable withholding income tax, plus the amount of the dividends declared, is equivalent to at least the amount of the mandatory dividend.

The corporate law allows, however, the Company's shareholders to suspend the distribution of dividends if the Company's Board of Directors informs the general meeting of shareholders that the distribution is incompatible considering the Company's financial situation. The Company's fiscal council, if in operation, must analyze any suspension of payment of the mandatory dividend. In addition, management must submit a report to the Brazilian Securities and Exchange Commission ("CVM") justifying the reasons for the suspension. The net income not distributed due to the suspension will be allocated to a separate reserve and, if not absorbed by subsequent losses, should be distributed as dividends as soon as the Company's financial situation allows such payment.

C. Periodicity of dividend distributions

The distribution of dividends and/or interest on equity is annual (at the annual shareholders' meeting), based on the results of the fiscal year, and the Board of Directors may also declare dividends to the profit account calculated in the semiannual, quarterly, bimonthly or monthly balance sheet or even declare interim dividends to the retained earnings account or profit reserves existing in the Company's last annual or semiannual balance sheet.

In 2022, the Company approved the payment of interest on equity and/or dividends in February, April, August and October of that year:

•                  Interest on equity in the amount of R$1,700 million, declared on February 1, 2022;

•                  Interim Dividends in the amount of R$700 million, declared on April 14, 2022;

•                  Interest on equity in the amount of R$1,000 million, declared on April 14, 2022;

•                  Interest on equity in the amount of R$1,700 million, declared on August 05, 2022;

•                  Interim Dividends in the amount of R$820 million, declared on October 13, 2022;

•                  Interest on equity in the amount of R$880 million, declared on October 13, 2022;

In 2023, the Company approved the payment of interest on equity and/or dividends in January, April, July and October of that year:

•                  Interest on equity in the amount of R$1,700 million, declared on January 19, 2023;

•                  Interest on equity in the amount of R$1,500 million, declared on April 13, 2023;

•                  Interest on equity in the amount of R$1,500 million, declared on July 13, 2023;

•                  Interim Dividends in the amount of R$380 million, declared on October 10, 2023;

•                  Interest on equity in the amount of R$1,120 million, declared on October 10, 2023;

In 2024, the Company approved the payment of interest on equity and/or dividends in January, April, July and October of that year:

•                  Interest on equity in the amount of R$1,500 million, declared on January 11, 2024;

•                  Interest on equity in the amount of R$1,500 million, declared on April 10, 2024;

•                  Interest on equity in the amount of R$1,500 million, declared on July 10, 2024;

•                  Interim Dividends in the amount of R$ 200 million, declared on October 10, 2024;

•                  Interest on equity in the amount of R$1,300 million, declared on October 10, 2024;

d.           Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

The Company observed the limitation on the distribution of results determined by CMN Resolution No. 4,885, of December 23, 2020, which establishes, for a fixed period, prohibitions on the remuneration of equity, the increase in the remuneration of managers, the repurchase of shares and the reduction of capital stock, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the coronavirus pandemic (Covid-19) on the National Financial System.

e.           If the issuer has a formally approved policy for the allocation of results, inform the body responsible for approval, date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted

The Company has a dividend distribution policy, approved by the Board of Directors on September 18, 2009, which recommends to its shareholders the distribution of 50.0% of the annual adjusted net income as dividends and/or interest on equity. The future dividend policy and the amount of future dividends and/or interest on equity that the Company decides to recommend to shareholders for approval will depend on a number of factors, including, without limitation, the Company's cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic environment and other factors that we deem relevant at the time.

2.8. The Officers must describe the material items not disclosed in the issuer's financial statements, indicating:

Officers must describe the material items not disclosed in the issuer's financial statements, indicating:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet, such as:

i.	written off receivables portfolios on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating their liabilities

Not applicable, given that there are no assets of this nature off the balance sheet.

ii.	contracts for the future purchase and sale of products or services

Not applicable, given that there are no assets of this nature off the balance sheet.

iii.          Unfinished Construction Contracts

Not applicable, given that there are no assets of this nature off the balance sheet.

iv.          contracts for future financing receipts

Not applicable, given that there are no assets of this nature off the balance sheet.

b. Other items not disclosed in the financial statements

We offer a series of guarantees so that our customers improve their credit position and allow them to be able to compete. As required, the "Maximum potential value of future payments" represents the notional amounts that could be lost if there were total default by the guaranted parties, without considering possible recoveries of guarantees maintained or provided, or recoveries on appeal.

There is no relationship between these amounts and the probable losses on these guarantees.

In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

The table below shows all the guarantees as of December 31, 2024, 2023 and 2022.

In thousands of Reais	2024	2023	2022
Maximum potential value of future payments
Contingent liabilities
Guarantees and other guarantees	60.657.334	62.579.329	54.497.392
Financial guarantees	33.246.872	44.891.226	41.456.445
Performance guarantees	1.903.656	1.994.311	2.167.016
Financial Letters of Credit	25.485.782	15.667.096	10.841.284
Other	21.024	26.696	32.647
Other contingent exposures	3.730.419	3.091.932	2.881.565
Documentation credits	3.730.419	3.091.932	2.881.565
Total contingent liabilities	64.387.753	65.671.261	57.378.957

The investment funds that are under our management and that are not recorded on our balance sheet are detailed in the table below:

In thousands of Reais	2024	2023	2022
Funds under management	134.133	11.871.919	18.934.221
Total	134.133	11.871.919	18.934.221

Finally, we hold in our custody third-party debt securities and securities in the total amount of R$51,197 million in 2024, R$80,175 million in 2023 AND R$48,918 million in 2022.

2.9. In relation to each of the items not disclosed in the financial statements indicated in item 2.8., the officers shall comment:

a. how such items alter or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

B. Nature and purpose of the transaction

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

c. nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the transaction

There are no additional effects to be evidenced, other than those presented in Section 2.8 of this document.

2.10. The officers must indicate and comment on the main elements of the Company's business plan, specifically exploring the following topics:

a. investments, including:

I. Quantitative and qualitative description of ongoing and planned investments

Our main capital expenditures are comprised of investments in information technology. Our information technology platform focuses on its customers and supports our business model. In the fiscal years 2024, 2023 and 2022, total investments in information technology were R$1,832 million, R$2,259 million and R$1,885 million, respectively.

In 2024, 2023 and 2022, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (e.g. machine learning, and AI for operations, or AIOPs), microservices, blockchain technology, cybersecurity measures, facial recognition and cloud-based technologies, among others. We believe that the application of these new technologies has improved our interaction with our customers and allowed us to offer credit, consortium, payroll loan, insurance, private banking, cards, payments, agribusiness and investment solutions to better meet the needs of our customers. We also continue to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and exchange payment, among other initiatives.

II. Sources of financing for investments

The sources of financing for the investments mentioned above are mainly the cash flow from operating activities. Ongoing investments consist primarily of investments in technology.

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the Company's production capacity.

Please refer to the information available in item 2.4 - b, above.

c. new products and services, indicating:

I. Description of ongoing research already published

Not applicable.

ii. total amounts spent by the Company on research for the development of new products or services

Not applicable.

iii. Projects in development already disclosed

Not applicable.

iv. total amounts spent by the Company on the development of new products or services

Not applicable, as the amounts spent on the development of new products or services are considered in item 2.10.a (i) above.

d. opportunities included in the Company's business plan related to ESG issues

Our sustainability story began more than 20 years ago. Throughout this period, we have improved our sustainability-related programs, business, and governance.

The main focus throughout this time has been the assessment and mitigation of social, environmental and climate risks in the granting of loans, assistance to businesses that support the transition of customers to a low-carbon economy and the construction of a more inclusive society through education, employability and entrepreneurship actions, as well as financial and social inclusion. Many of these initiatives are accompanied by global targets in areas where we have the greatest potential impact, such as net-zero emissions in our operations, financial inclusion, and diversity. To ensure proper governance of this process, we have internal policies and controls supported by our senior leadership.

Our sustainability efforts are carried out in accordance with our Social, Environmental, and Climate Responsibility Policy, or "PRSAC," which outlines social, environmental, and climate principles and guidelines for conducting business and engaging with the organization's stakeholders. The PRSAC aims to prevent negative impacts and maximize the positive impacts arising from our operations and financial activities. The PRSAC meets the requirements of CMN Resolution No. 4,945.

We have expanded our offerings of internal training courses on sustainability topics to some of our affiliates. We monitor specific sustainability goals, which are used to evaluate the performance of executives and other employees and directly impact their variable compensation.

We have supported the Brazilian government's initiatives for the transition to a low-carbon economy, not only through our advocacy actions, but also through active and direct participation. One example is the recently announced "Ecoinvest Program": an auction organized by Brazil's National Treasury with the aim of attracting foreign capital to finance low-carbon economy transition projects through a blended financing facility. We participated in the auction and recently received feedback that our bid was successful. We are now in the internal structuring phase to raise international funds for financing.

Our commitment to the NZBA requires the establishment of decarbonization plans for the most carbon-intensive sectors. The first step in this process is to measure the emissions of our portfolio.

Given the importance of agricultural production in Brazil, we focus our efforts on this sector. To start this journey, in 2022 we sought the specialized support of WayCarbon, a Brazilian company recognized for solutions aimed at decarbonizing the economy. Since then, we have been working together on developing methodologies and metrics with scientific references, which we believe will allow us to estimate the sector's emissions and understand the production linkages with the potential for decarbonization.

We also participate in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, coordinated by the World Business Council for Sustainable Development in partnership with the United Nations Environment Programme Finance Initiative (UNEP FI), the Partnership for Carbon Accounting Financials (PCAF) and the Environmental Defense Fund (EDF), along with other banks. We have been reporting our emissions since 2009 and have compensated for emissions from our own operations (scope 1 and 2) that we have not been able to reduce. Regarding scope 3 emissions, our current focus is on reducing them. We have publicly disclosed our scope 2 goal of reaching 100% renewable energy by 2025, a goal we achieved in 2023. We have published our Emissions Inventory in the Brazilian Public Emissions Registry, a platform for monitoring greenhouse gas emissions, or "GHG", of the organizations participating in the Brazilian GHG Protocol Program.

Regarding sustainability frameworks, we continue to follow the guidance of the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the principles of integrated reporting. We also connect our activities to the UN Sustainable Development Goals. Since 2023, we have started to consider the impact of IFRS S1 and S2 standards, launched by the International Sustainability Standards Board, which will become mandatory for publicly-held companies in Brazil as of January 1, 2026, according to CMN Resolution No. 5,185/2024.

Our key achievements in 2024 include the following:

•	We enabled R$32.2 billion in sustainable business (including balance sheet financing and debt issuances or other financing we facilitate), including green bond issuances, clean energy financing, and dedicated product options.

•	We maintained our market leadership in decarbonization credits, or CBIOs, with a 41% share of CBIOs in Brazil in the year ended December 31, 2024, according to data from B3.

•	In order to support our customers in the transition to a low-carbon economy, we held the event "Connections for Net Zero Agribusiness" in partnership with WayCarbon to discuss challenges and solutions for the decarbonization of the Brazilian agribusiness supply chain. We also announced an initiative for Brazilian agricultural producers to invest in decarbonization tools. This initiative, developed in collaboration with the Agro Carbon Alliance Brazil, aims to foster a more productive and resilient agriculture.

•	In addition, we organized the event "SMEs and the low-carbon future", engaging our customers and discussing how data, key performance indicators and sustainability lead to better management and positive economic impact, along with the role of innovation.

•	To reinforce our commitments to climate issues, we have joined the B20 Brazil Task Forces on energy transition, digital transformation, finance and infrastructure, employment and education.

•	We have established an important partnership with an automaker to provide app-based drivers with more favorable financing terms.

•	We have developed and approved a dedicated risk framework to support the evaluation and approval of transactions in technology and emerging climate and nature segments by our senior credit risk committee. These transactions rarely fit into existing risk frameworks due to their novel nature and therefore require a dedicated review process.

•	We issued our first "social bond" in the international market, raising R$ 1.3 billion, intended to finance small and medium-sized companies in the North and Northeast regions of Brazil, as well as to support our microcredit program.

•	Prospera Microfinance achieved a portfolio of R$ 3.3 billion (an increase of 10% compared to December 31, 2023), serving 1.15 million customers and approximately 1,700 communities in Brazil. We launched the "Educate to Prosper" project, which trained approximately 8,595 Prospera Microfinance supervisors to conduct financial education initiatives, reaching 228,686 people throughout Brazil.

•	Over the past 25 years, we have invested in education through Santander Universities, awarding approximately 205,856 scholarships in 2024. We continue to promote access to education through the repositioning of the Open Academy platform to assist in the development of professional skills and boost the employability of the community, benefiting more than 207,634 people in 2024.

•	We launched the Humanitarian Aid Fund, with the aim of supporting populations affected by crisis situations. Through campaigns, we mobilized R$ 7.5 million, in addition to the collection of clothes and blankets. In 2024, the funds were used to support employees and communities affected by the floods in Rio Grande do Sul. The funds were allocated to the purchase of emergency items, such as water, food and mattresses. Actions for the reconstruction of houses and public schools were also supported.

•	The pillars of our volunteer program are financial education, professional development, and safeguarding the rights of children, adolescents, and the elderly. We offer financial education for teens and adults and mentorship for youth, as well as organizing a winter clothing drive, among other volunteering initiatives.

•	The Amigo de Valor program, dedicated to safeguarding the rights of children and adolescents in vulnerable situations, has reached its 22nd edition. In a joint action between Santander Brasil, employees and customers, we enable individuals and companies to allocate part of their income tax to municipal funds. We achieved a mobilization of R$ 25.2 million, 42% of which came from Santander Brasil itself, 29% from employees and 29% from customers. This amount will support about 9,342 children and adolescents and their families in 64 municipalities.

•	We also have a program that uses a similar social technology: the Senior Partner. The initiative is based on the statute of the elderly, which aims to protect the rights of vulnerable older people. Last year, the action raised almost R$ 18.5 million to carry out 47 projects in 19 Brazilian states throughout 2024, benefiting approximately 6,271 elderly people and their families.

•	We have published our financial education policy. Through the provision of tools, communication processes in the customer journey and in the product journey, lectures and courses, more than 228,686 people were impacted by some financial education action. Our financial education portal features content, guides, and worksheets to support financial health. We also carry out volunteer actions aimed at the community and several lectures.

•	We also have a diverse and independent board of directors, with 45% of members being women and 55% of members being independent as of December 31, 2024.

In recognition of our environmental, social and governance efforts, we have been awarded "Best International Bank" and "Best Bank for ESG" by Euromoney magazine. We also received the "Best of ESG" award from Exame magazine and are part of the ISE (Corporate Sustainability Index) portfolio and the Idiversa indices of B3, the main stock exchange in Brazil. We also received an A-rating from CDP, the largest database on corporate practices related to climate change, emissions, water and forests.

2.11. Comment on other factors that have materially influenced the operating performance and that have not been identified or commented on in the other items of this section

The balance of amounts spent on other administrative expenses for 2024 was R$8,819 million, of which R$2,414 million are attributed to technical services and R$2,410 million are attributed to expenses with system maintenance.

The breakdown of the balance of other administrative expenses for the years 2024, 2023 and 2022 is described in the table below:

	2024	2023	2022

Real estate, facilities and materials	878.393	896.232	895.734
Technology and systems	2.409.697	2.383.988	2.577.479
Advertising	516.448	521.964	540.593
Communications	351.019	501.765	421.522
Allowances and travel expenses	201.195	163.057	72.647
Taxes except income tax	154.047	173.147	148.950
Surveillance and transportation services	474.477	524.680	548.759
Insurance premiums	25.311	26.783	21.977
Specialized technical services	2.413.970	2.397.149	2.228.715
Technical Reports	409.138	512.257	425.767
Other technical and specialized services	2.004.832	1.884.892	1.802.948
Other administrative expenses (1)	1.393.951	1.159.950	886.742
Total	8.818.508	8.748.715	8.343.118
(1) As of December 31, 2024, it is mainly composed of Expenses with business formalization expenses of R$1,001,084 (2023 – R$949,009 and 2022 - R$926,119), Data Processing Expenses in the balance of R$263,719 (2023 – R157,010 and 2022 - R$155,326), Service Expenses in the balance of R$250,192 (2023 - 152,065 and 2022 - revenue of R$52,165), and Recovery of Charges and Expenses R$558,296 (2023 – R$304,025 and 2022 – R$435,717).

There is no other information pertinent to this topic that we deem relevant that is not described in the other items in this Section 2.

EXHIBIT III

MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 10, Annex A of CVM Resolution 81/22)

1. Inform the net profit for the fiscal year

Net income for the year 2024 was R$ 13,035,452 thousand according to individual financial statements.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on equity that has already been declared

For the 2024 fiscal year, the Board of Directors approved the payment of interest on equity to our shareholders, in the amount of R$ 5,800 million, and dividends, in the amount of R$ 200 million, ad referendum of the ordinary general meeting. These amounts were deliberated on January 11, 2024, April 10, 2024, July 10, 2024, October 10, 2024, as shown in the table below in summary:

Fiscal Year 2024	Highlight Date	Gross Amount (in R$ thousands)	Value per gross share (in R$)			Value per share Net (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	11/01/24	1.500.000	0,19183601029	0,21101961131	0,40285562160	0,16306060874	0,17936666962	0,34242727836	08/02/24
Interest on Equity Already Declared	10/04/24	1.500.000	0,19161861696	0,21078047866	0,40239909562	0,16287582442	0,17916340686	0,34203923128	15/05/24
Interest on Equity Already Declared	10/07/24	1.500.000	0,19166652800	0,21083318082	0,40249970882	0,1629165488	0,17920820369	0,34212475249	09/08/24
Interim Dividends	10/10/24	200.000	0,02555404556	0,02810945011	0,05366349566	0,02555404556	0,02810945011	0,05366349566	08/11/24
Interest on Equity Already Declared	10/10/24	1.300.000	0,16610129610	0,18271142572	0,34881272182	0,14118610169	0,15530471186	0,29649081355	08/11/24
	Total	6.000.000	0,766776497	0,843454147	1,610230644	0,655593129	0,721152442	1,376745571

3. Inform the net profit percent for the distributed fiscal year

In fiscal year 2024, 48.45% of the Company's net income was distributed, after being allocated to the legal reserve, according to the individual financial statement, prepared in accordance with the Accounting Practices Adopted in Brazil, configured by the Brazilian Corporation Law, associated with the rules of the CMN, the Central Bank and the CVM, as shown below.

Description	2024	2023	2022
Net Income	13.035.452	8.864.227	12.358.521
(-) Legal Reserve	443.211	443.211	617.926
(=) Adjusted Net Income for Dividend Purposes (i)	12.383.679	8.421.016	11.740.595
Minimum Mandatory Dividend (25%)	3.095.919	2.105.254	2.935.149
Interest on Equity (JCP)	5.800.000	5.820.000	5.280.000
Early Dividends	200.000	380.000	1.520.000
Total (JCP + Dividends) (ii)	6.000.000	6.200.000	6.800.000
Dividend Higher than the Minimum Required	2.904.080	4.094.746	3.864.851
% of Distributed Profit (ii) / (i)	48,45%	69,94%	57,92%

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2024, no dividends were paid based on profit from previous years.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2024, interest on equity in the amount of R$5,800 million and dividends in the amount of R$200 million were declared in advance, as mentioned in item 2 above. After deducting these amounts, there was no other declaration of dividends and/or interest on equity related to net income for the year 2024.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. informs the amount of dividends or interest on net equity that has already been declared

b. inform the date of the respective payments

For the 2024 fiscal year, the Company, through its Board of Directors, approved ad referendum of the annual general meeting of shareholders to be held by April 30, 2025, the proposal of the Executive Board, regarding the declaration of the following dividends:

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), equivalent to R$ 0.19183601029 per common share, R$ 0.21101961131 per preferred share and R$ 0.40285562160 per Unit, which after deducting the amount related to Withholding Income Tax ("IRRF"), pursuant to the legislation in force, the net amount of R$ 1,275,000,000.00 (one billion, two hundred and seventy-five million reais), equivalent to R$ 0.16306060874 per common share, R$ 0.17936666962 per preferred share and R$ 0.34242727836 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of January 19, 2024 were entitled to the aforementioned Interest on Equity approved at the meeting held on January 11, 2024. Thus, as of January 22, 2024 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". Interest on Equity was paid on February 08, 2024.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), equivalent to R$ 0.19161861696 per common share, R$ 0.21078047866 per preferred share and R$ 0.40239909562 per Unit, which after deducting the amount related to Withholding Income Tax ("IRRF"), under the terms of the legislation in force, the net amount of R$ 1,275,000,000.00 (one billion, two hundred and seventy-five million reais), equivalent to R$ 0.16287582442 per common share, R$ 0.17916340686 per preferred share and R$ 0.34203923128 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of April 19, 2024 were entitled to the aforementioned Interest on Equity approved at the meeting held on April 10, 2024. Thus, as of April 22, 2024 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". Interest on Equity was paid on May 15, 2024.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$1,500,000,000.00 (one billion and five hundred million reais), equivalent to R$0.19166652800 per common share, R$0.21083318082 per preferred share and R$0.40249970882 per Unit, which after deducting the amount related to Withholding Income Tax ("IRRF"), pursuant to the legislation in force, the net amount of R$ 1,275,000,000.00 (one billion, two hundred and seventy-five million reais), equivalent to R$ 0.1629165488 per common share, R$ 0.17920820369 per preferred share and R$ 0.34212475249 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of July 19, 2024 were entitled to the aforementioned Interest on Equity approved at the meeting held on July 10, 2024. Thus, as of July 22, 2024 (inclusive), Santander Brasil's shares started to be traded "ex-Interest on Equity". The Interest on Equity were paid on August 09, 2024.

•       Interim Dividends in the amount of R$ 200,000,000.00 (two hundred million reais), pursuant to Article 37, item II, of the Company's Bylaws, calculated based on the profit for the year calculated up to the balance sheet raised on September 30, 2024, equivalent to R$ 0.02555404556 per common share, R$ 0.02810945011 per preferred share and R$ 0.05366349566 per Unit.

The shareholders who were registered in the Company's records at the end of October 17, 2024 were entitled to the aforementioned Interim Dividends approved at the meeting held on October 10, 2024. Thus, as of October 18, 2024 (inclusive), Santander Brasil shares started to be traded "ex-dividends". The dividends were paid on November 08, 2024.

•       Interest on Equity, pursuant to articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws, in the gross amount of R$ 1,300,000,000.00 (one billion and three hundred million reais), equivalent to R$ 0.16610129610 per common share, R$ 0.18271142572 per preferred share and R$ 0.34881272182 per Unit, which after deducting the amount related to Withholding Income Tax ("IRRF"), pursuant to the legislation in force, the net amount of R$ 1,105,000,000.00 (one billion and one hundred and five million reais), equivalent to R$ 0.14118610169 per common share, R$ 0.15530471186 per preferred share and R$ 0.29649081355 per Unit, with the exception of immune and/or exempt shareholders.

The shareholders who were registered in the Company's records at the end of October 17, 2024 were entitled to the aforementioned Interest on Equity approved at the meeting held on October 10, 2024. Thus, as of October 18, 2024 (inclusive), Santander Brasil's shares began to be traded "ex-Interest on Equity". Interest on Equity was paid on November 08, 2024.

The table in item 2 of this Exhibit summarizes the above information.

7. Provide comparative table indicating the following values per share of each type and class:

a. net profit for the fiscal year and the 3 (three) previous fiscal years

Description	2024	2023	2022
Net Income (in R$ thousands)	13.035.452	8.864.227	12.358.521
Earnings per share (in R$)
Common Action	0,76678	0,79410	0,86973
Preferred Stock	0,84345	0,87350	0,95671
Common Shares (in thousands)	3.818.695	3.818.695	3.818.695
Preferred Shares (in thousands)	3.679.836	3.679.836	3.679.836

b. dividend and interest on equity distributed in three (3) previous fiscal years

Fiscal Year 2023	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	19/01/23	1.700.000	0,21791867651	0,23971054416	0,45762922067	0,18523087503	0,20375396254	0,38898483757	06/03/23
Interest on Equity Already Declared	13/04/23	1.500.000	0,19202926704	0,21123219374	0,40326146077	0,16322487698	0,17954736468	0,34277224166	16/05/23
Interest on Equity Already Declared	13/07/23	1.500.000	0,19206934435	0,21127627878	0,40334562313	0,16325894270	0,17958483697	0,34284377966	13/08/23
Interim Dividends	10/10/23	380.000	0,04866003444	0,05352603789	0,10218607233	0,04866003444	0,05352603789	0,10218607233	10/11/23
Interest on Equity Already Declared	10/10/23	1.120.000	0,14341904889	0,15776095377	0,30118000266	0,12190619155	0,13409681071	0,25600300226	10/11/23
	Total	6.200.000	0,79409637123	0,87350600834	1,66760237956	0,68228092070	0,75050901279	1,43278993348

Fiscal Year 2022	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Equity Already Declared	01/02/22	1.700.000	0,21701568653	0,23871725519	0,45573294172	0,18446333355	0,20290966691	0,38737300046	04/03/22
Interim Dividends	14/04/22	700.000	0,08945232373	0,09839755610	0,18784987983	0,08945232373	0,09839755610	0,18784987983	16/05/22
Interest on Equity Already Declared	14/04/22	1.000.000	0,12778903390	0,14056793729	0,26835697119	0,10862067882	0,11948274669	0,22810342551	16/05/22
Interest on Equity Already Declared	05/08/22	1.700.000	0,21774739699	0,23952213669	0,45726953368	0,18508528744	0,20359381618	0,38867910362	06/09/22
Interim Dividends	13/10/22	820.000	0,10502481038	0,11552729142	0,22055210180	0,10502481038	0,11552729142	0,22055210180	22/11/22
Interest on Equity Already Declared	13/10/22	880.000	0,11270955260	0,12398050786	0,23669006047	0,09580311971	0,10538343168	0,20118655140	22/11/22
	Total	6.800.000	0,869738804	0,956712685	1,826451489	0,768449554	0,845294509	1,613744063

Fiscal Year 2021	Declaration Date	Gross Amount (in R$ thousands)	Gross Value per share (in R$)			Net Value per share (in R$)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interim Dividends	27/04/21	2.800.000	0,35744877	0,39319365	0,75064242	0,35744877	0,39319365	0,75064242	02/06/21
Interim Dividends	26/10/21	3.000.000	0,38298083	0,42127891	0,80425974	0,38298083	0,42127891	0,80425974	03/12/21
Interim Dividends	01/02/22	1.300.000	0,16595317	0,18254849	0,34850166	0,16595317	0,18254849	0,34850166	04/03/22
Interest on Equity Already Declared	27/07/21	3.400.000	0,43404494	0,47744943	0,91149437	0,36893820	0,40583202	0,77477021	03/09/21
Interest on Equity Already Declared	28/12/21	249.000	0,03178685	0,03496553	0,06675238	0,02701882	0,02972070	0,05673952	03/02/22
	Total	10.749.000	1,372215	1,509436	2,881651	1,30234	1,432574	2,734914

8. In case there is allocation of profits to legal reserve

a. identify the amount allocated for the legal reserve

Of the net income for the year 2024, in the amount of R$ 13,035,452 thousand, the 5% portion was allocated to the constitution of the legal reserve in the amount of R$ 651,772 thousand.

b. detail the legal reserve calculation method

According to Article 193 of the Brazilian Corporation Law, there is an obligation to constitute a legal reserve to which 5% of the net income of each fiscal year must be allocated, until the total value of the reserve is equal to 20% of the capital stock.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

Not applicable.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provide that an amount of not less than 25% of net income, less allocations to legal and contingency reserves, shall be available for distribution in the form of dividends or interest on equity in any fiscal year.

b. inform whether it is being paid in full

In the 2024 fiscal year, the mandatory dividend was fully paid, as shown in the spreadsheet below:

Description	2024	2023	2022
Net Income	13.035.452	8.864.227	12.358.521
(-) Legal Reserve	651.772	443.211	617.926
(=) Adjusted Net Income for Dividend Purposes (i)	12.383.679	8.421.016	11.740.595
Minimum Mandatory Dividend (25%)	3.095.919	2.105.254	2.935.149
Interest on Equity (JCP)	5.800.000	5.820.000	5.280.000
Early Dividends	200.000	380.000	1.520.000
Total (JCP + Dividends) (ii)	6.000.000	6.200.000	6.800.000
Dividend Higher than the Minimum Required	2.904.080	4.094.746	3.864.851

c. inform any amount withheld

There was no withholding of minimum mandatory dividend

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount allocated to the reserve

There was no allocation of results for the constitution of a contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount allocated for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount allocated for the reserve

In the proposal for the allocation of profit for the year 2024, the remaining balance of this profit in the amount of R$ 6,383,679 thousand, after allocating to the legal reserve account, dividends and interest on equity, was allocated to the reserve account for equalization of dividends.

c. describe how the amount was calculated

This is the remaining balance of profit for the year 2024, after allocations to the legal reserve account, dividends and interest on equity.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no retention of profits in the Company, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount allocated to the reserve

There was no allocation of results for the constitution of a reserve of tax incentives in the Company.

b. explain the nature of the allocation

Not applicable.

EXHIBIT IV

PROPOSAL FOR THE ELECTION OF THE COMPANY'S BOARD OF DIRECTORS

(Items 7.3 to 7.6 of the Reference Form)

Name	Deborah Stern Vieitas
Date of birth	21/08/1957
Profession	Public Administrator and Journalist
CPF or passport number	013.968.828-55
Elected office held	Chairman of the Board (independent)
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	23/08/2017
Professional Experience / Independence Criteria:	Mrs. Deborah Vieitas is Brazilian, holds French nationality, and was born on August 21, 1957. She holds a degree in Public Administration from FGV-SP and in Journalism from the School of Communications and Arts at USP. He also holds a master's degree in Administration from FGV-SP and a postgraduate degree in Public Administration from the École Nationale d'Administration. She was CEO of the American Chamber of Commerce for Brazil (Amcham Brasil), from 2015 to 2022. From 2015 to 2017, she was an independent member of the board of AXA Seguros SA. From 2008 to 2014, he was CEO and member of the Board of Directors of Banco Caixa Geral - Brazil. From 2000 to 2008, she was Vice President of Banco BNP Paribas Brasil, responsible for Large Corporate and Financial Institutions Coverage and financing portfolios. From 1998 to 2000, she was Vice President of Banco CCF Brasil in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. She is currently Independent Chairman of the Board of Directors and coordinator of the Nomination and Governance Committee of Banco Santander (Brasil) S.A., and current member of the Risk and Compliance Committee; Compensation Committee. Since 2022, she has held the position of independent member of BRF's Board of Directors and is a member of the Audit and People Committees. Mrs. Vieitas meets the independence criteria according to paragraph 3 of Article 14 of the Company's Bylaws.
Description of other positions or functions	Member of the Risk and Compliance Committee; Compensation Committee; and Coordinator of the Nominating and Governance Committee
Member of the Risk and Compliance Committee	Election date: 02/05/2024
Inauguration date: 02/05/2024
Term of office: 1st Board of Directors Meeting after OGM 2025
Member of the Compensation Committee	Election date: 25/05/2023
Inauguration date: 25/05/2023
Term of office: 1st Board of Directors Meeting after OGM 2025
Nominating and Governance Committee Coordinator	Election date: 25/05/2023
Inauguration date: 25/05/2023
Term of office: 1st Board of Directors Meeting after OGM 2025
Convictions	Mrs. Vieitas declares that she has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity.

Name	Javier Maldonado Trinchant
Date of birth	11/07/1962
Profession	Bachelor of Laws
CPF or passport number	233.921.48-47
Elected office held	Vice Chairman of the Board
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	01/01/2025
Professional Experience / Independence Criteria:	Mr. Maldonado is Spanish and was born on July 11, 1962. He holds a law degree from UNED University and Northwestern University. Mr. Maldonado joined the Santander Group in 1995 as Head of the International Legal division of Banco Santander de Negócios, S.A.. Mr. Maldonado currently holds the position of Senior Executive Vice President and Chief Cost Officer of Grupo Banco Santander, S.A. Mr. Maldonado served on the board of Alawwal Bank (formerly known as Saudi Hollandi Bank Riyadh) from 2008 to 2019. He practiced corporate and international law for thirteen years and was previously an attorney at Baker & McKenzie and Head of the corporate and international law department at J.Y. Hernandez-Canut. At Santander Brasil, he serves as vice chairman of the Board of Directors and as a member of the Nomination and Governance committee.
Description of other positions or functions	Member of the Nominating and Governance Committee
Member of the Nominating and Governance Committee	Election date: 02/01/2025
Inauguration date: 02/01/2025
Term of office: 1st Board of Directors Meeting after OGM 2025
Convictions	Mr. Trichant declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name	Cristina San Jose Brosa
Date of birth	16/06/1978
Profession	Administrator
CPF or passport number	PAN818923
Elected office held	Board Member
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	24/02/2025
Professional Experience / Independence Criteria:	Mrs. San Jose is Spanish and was born on June 16, 1978. He holds a bachelor's degree in Mathematics from the University of Zaragoza and an MBA in Finance from New York University. Ms. San Jose joined the Santander Group in 2015 and currently holds the position of Chief Data Officer of the Santander Group, where she leads the Data Management & Governance and the Machine Learning Lab. Prior to joining the Santander Group, Mrs. San Jose was a lead partner of McKinsey & Company's Global Machine Learning Hub. He is currently a member of the Board of Directors of Banco Santander (Brasil) S.A. and a member of the Risk and Compliance Committee.
Description of other positions or functions	Member of the Risk and Compliance Committee
Convictions	Mrs. San Jose declares that it has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified it from practicing any professional or commercial activity.

Name	Cristiana Almeida Pipponzi
Date of birth	22/12/1974
Profession	Business Administrator
CPF or passport number	285.220.788-58
Elected office held	Board Member (independent)
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	14/09/2023
Professional Experience / Independence Criteria:	Mrs. Cristiana Pipponzi is Brazilian and holds a degree in Business Administration from the Faculty of Economics and Administration of the University of São Paulo, an MBA from INSEAD in France. She has worked with e-commerce projects at E&Y and was Director of Marketing, Institutional Communication and Sustainability at Droga Raia S.A. She currently holds the position of advisor to Droga Raia S.A. At Santander Brasil, she serves as a member of the Board of Directors and of the Sustainability and Nomination and Governance committees. Ms. Pipponzi meets the independence criteria set forth in paragraph 3 of Article 14 of the Company's Bylaws.
Description of other positions or functions	Member of the Sustainability Committee; and the Nominating and Governance Committee
Member of the Sustainability Committee	Election date: 02/01/2025
Inauguration date: 02/01/2025
Term of office: 1st Board of Directors Meeting after OGM 2025
Member: Nominating and Governance Committee	Election date: 24/07/2023
Inauguration date: 07/24/2023
Term of office: 1st Board of Directors Meeting after OGM 2025
Convictions	Mrs. Pipponzi declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name	Deborah Patricia Wright
Date of birth	04/09/1957
Profession	Business Administrator
CPF or passport number	031.544.298-08
Elected office held	Independent Board Member
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	20/02/2017
Professional Experience / Independence Criteria:	Mrs. Deborah Wright is Brazilian, born on September 4, 1957. Graduated in business administration from the School of Business Administration of São Paulo, Fundação Getúlio Vargas (EAESP-FGV). Ms. Wright began her career in 1980 in Kibon's Marketing Department, where she remained until 1989. In 1989, he joined Unilever as a marketing manager, and worked in the food segment. In 1991, she returned to Kibon as Chief Marketing Officer, and became Vice President Commercial in 1994. In 1995, she became general manager of Kraft Suchard Foods. In 1997, he held the position of general manager of Kibon. At ICI/Paints, he held the position of general manager of Tintas Coral Brasil from 1997 to 1999 and, subsequently, was regional manager of ICI. She was also general director at Parmalat Brasil in 1999, and CEO of the Internet Division of Grupo Pão de Açúcar from 2000 to 2001. From 2002 to 2007, he was corporate vice president/commercial vice president in the Sales and Corporate Marketing area of Grupo Abril. From 2009 to 2010, she was CEO/Regional Manager of Ipsos Brazil, a market research firm. He has served as a board member since 2001. From 2001 to 2005, he was a member of the Board of the American School of São Paulo (Graded School). From 2005 to 2006, he was a member of the superior council of CONAR (National Council for Advertising Self-Regulation). From 2008 to 2009 he was a member of the Board of Directors of Hospital Samaritano in São Paulo. From 2008 to 2014, he was a member of the Board of Directors of Lojas Renner, a Brazilian publicly traded company specializing in clothing retail, as well as chairman of the Sustainability Committee, from 2012 to 2014. From 2013 to 2016 he was a member of the Advisory Board of Eurofarma, the 4th largest Brazilian pharmaceutical company, privately held and not listed on the stock exchange. She is currently associated with the following entities: WCD (Women Corporate Directors) Brazilian Group, of which she was co-founder in 2010; Strategy Committee of the IBGC (Brazilian Institute of Corporate Governance), where he is leader of the DEI (Diversity, Equity and Inclusion) Working Group; Strategic Forum on Corporate Governance of AmCham (American Chamber of Commerce); and is an ambassador for the 30% Club and WOB (Women on Boards), being involved in the defense of gender diversity for more than a decade. In addition, Ms. Wright is an independent member of the board of directors, a member of the nomination and governance committee and coordinator of the compensation committee of Banco Santander (Brasil) S.A. Mrs. Wright meets the independence criteria pursuant to paragraph 3 of Article 14 of the Company's Bylaws.
Description of other positions or functions	Member of the Nominating and Governance Committee; and Coordinator of the Compensation Committee
Member of the Nominating and Governance Committee	Election date: 25/05/2023
Inauguration date: 25/05/2023
Term of office: 1st Board of Directors Meeting after 2025 OGM
Coordinator of the Compensation Committee	Election date: 25/05/2023
Inauguration date: 25/05/2023
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mrs. Wright declares that she has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity

Name	Ede Ilson Viani
Date of birth	05/09/1967
Profession	Accountant
CPF or passport number	064.923.468-58
Elected office held	Counselor
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
First Term Start Date	13/06/2023
Professional Experience / Independence Criteria:	Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting sciences and an MBA in Finance from the Brazilian Institute of Capital Markets IBMEC. He was an auditor at Banco Itaú S.A. from 1986 to 1990. He worked at BankBoston S.A. for 16 years as Senior Auditor, Superintendent of Credit Risks, Executive Superintendent of Loan Products and Supte Exec of Small and Medium Enterprises. He started at Santander Brasil in 2007 as Director responsible for Small and Medium Enterprises and from July 2010 to 2014 he was Director of Retail Risks. From 2014 he was Director responsible for Companies, Governments & Institutions and Agribusiness and then Director responsible for the branch network until December 2019 when he assumed the position of Executive Vice President, responsible for Technology & Operations. Since June 2023, he has also been a member of the Board of Directors of Banco Santander (Brasil) S.A. In 2024, he became responsible for the Retail area of Banco Santander (Brasil) S.A..
Description of other positions or functions	Executive Vice President
Executive Vice President	Election date: 12/05/2023
Inauguration date: 10/27/2023
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mr. Viani declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity

Name	José de Paiva Ferreira
Date of birth	01/03/1959
Profession	Administrator
CPF or passport number	007.805.468-06
Elected office held	Board Member (independent)
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	27/03/2008
Professional Experience / Independence Criteria:	Mr. José Paiva is Portuguese, born on March 1, 1959. He holds a specialization in Business Administration from Fundação Getúlio Vargas, and an MBA from The Wharton School of Business, at the University of Pennsylvania. He has been working in financial markets for over 40 years. Mr. Paiva began his career at Banco Bradesco in 1973 and has held several positions. He then joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was executive vice president, responsible for Business, Human Resources, Operations, Technology, Equity, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he held the position of e-business director for Latin America, for the America Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work at Banco Banespa, as executive vice president, responsible for Human Resources, Technology, Operations and Assets. In 2003, he became the executive vice president responsible for the Marketing, Products and Retail sectors of Santander Brasil. In 2008, he became the CEO of Santander Brasil, a position he held until the merger with Banco Real, when he became senior executive vice president, responsible for the Retail Sector. In March 2011, Mr. Paiva became a member of the Board of Directors of Santander Brasil, and joined the Mitsubishi Corp Group headquartered in Los Angeles, California, USA in the position of Senior Executive Vice President. From July 2013 to December 2019, he returned to Santander Brasil and served as senior executive vice president responsible for Human Resources, Organization, Equity, Processes, Operations, Technology and Costs. Additionally, he held the following positions: Executive Director of Febraban (2014 to 2019), Chairman of the Self-Regulation Council of Febraban (2016 to 2019), Chairman of the Board of Directors of CIP - Interbank Payments Chamber (2015 to 2018), Chairman of the Board of Tecban - Banking Technology (2014 to 2015), Counselor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Mr. Paiva is currently a member of the Board of Directors and Coordinator of the Risk and Compliance Committee of Banco Santander (Brasil) S.A. Mr. Paiva meets the independence criteria set forth in paragraph 3 of article 14 of the Company's Bylaws.
Description of other positions or functions	Coordinator of the Risk and Compliance Committees
Coordinator of the Risk and Compliance Committee	Election date: 25/05/2023
Inauguration date: 25/05/2023
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mr. Paiva declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity

Name	Mario Roberto Opice Leão
Date of birth	21/07/1975
Profession	Engineer
CPF or passport number	248.745.618-37
Elected office held	Counselor
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	02/02/2022
Professional Experience / Independence Criteria:	Mr. Mario is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Polytechnic School of the University of São Paulo. He joined Santander Brasil in October 2015 as Executive Director in Corporate and Investment Banking. In July 2017, he became Executive Vice President of Enterprise and SMEs and a member of our Executive Committee. Since January 2022, he has served as CEO of Santander Brasil. Prior to joining Santander Brasil, he was Managing Director of Capital Markets at Morgan Stanley from 2008 to 2015, worked at Goldman Sachs from 2006 to 2008 and at Citibank from 1996 to 2006.
Description of other positions or functions	Chief Executive Officer
Chief Executive Officer	Election date: 12/05/2023
Inauguration date: 10/27/2023
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mr. Mario declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity

Name	Pedro Augusto de Melo
Date of birth	04/11/1961
Profession	Accountant
CPF or passport number	011.512.108-03
Elected office held	Board Member (independent)
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	17/07/2020
Professional Experience / Independence Criteria:	Mr. Pedro Augusto de Melo is Brazilian and was born on November 4, 1961. He holds a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu College of Accounting Sciences in São Paulo. Since March 2, 2020, he has held the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). He is also a member of the Governance Committee of Amcham Brasil and an executive of the Union of Accounting Companies - SESCON. He developed his career in the audit areas of Deloitte and KPMG. From 2008 to 2017, he was CEO of KPMG Brazil, accumulating, in 2015, the position of CEO of KPMG South America. On October 1, 2017, he assumed the roles of COO for South America and Customer and Market Leader for South America until retiring from the company in early 2020. He has also actively participated in other levels of governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. He is currently a member of the board of directors and coordinator of the Audit Committee of Banco Santander (Brasil) S.A. Mr. Pedro Augusto de Melo meets the independence criteria according to paragraph 3 of Article 14 of the Company's Bylaws.
Description of other positions or functions	Audit Committee Coordinator
Audit Committee Coordinator	Election date: 02/05/2024
Inauguration date: 07/18/2024
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mr. de Melo declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity

Name	Vanessa de Souza Lobato Barbosa
Date of birth	24/12/1968
Profession	Business Administrator
CPF or passport number	758.525.866-68
Elected office held	Board Member
Election date	25/04/2025
Inauguration Date	After approval of the election process by the Central Bank of Brazil
Term of office	OGM 2027
Whether he was elected by the controller or not	Yes
First Term Start Date	04/06/2024
Professional Experience / Independence Criteria:	Mrs. Lobato is Brazilian, born on December 24, 1968. Bachelor of Business Administration from the Pontifical Catholic University of Minas Gerais, and has a specialization in Marketing from the Federal University of Minas Gerais. From 1990 to 1995, he worked in the Marketing area at Banco Nacional, being responsible for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for several branches in the city of Recife. In 1999, he started working for Santander Brasil, where he served as General Manager of the Recife branch. From 2001 to 2006, she worked as Local Superintendent, where she was responsible for one of the Regional Retail Departments, based in Belo Horizonte, which covered the states of Minas Gerais, Goiás, as well as Brasília, and the states of the northeast region. From 2006 to 2013, Ms. Lobato assumed the position of Executive Superintendent of our branch network, being responsible for one of our retail branches in Brazil, specifically the "SPI Centro Sul" branch, in Campinas, state of São Paulo, which covered important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, in a total of 258 branches in 94 cities. From 2013 to 2020, she led, as one of our Executive Vice Presidents, the Vice President of Human Resources and from 2021 to 2023 she served as Vice President responsible for the Retail area of Santander Brasil. He is currently a member of the Board of Directors of Santander Brasil and also is as a member of the compensation committee.
Description of other positions or functions	Member of the Compensation Committee
Member of the Compensation Committee	Election date: 02/05/2024
Inauguration date: 02/05/2024
Term of office: 1st Board of Directors Meeting after 2025 OGM
Convictions	Mrs. Lobato declares that she has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity

7.5 Family relationships

There is no marital relationship, stable union or kinship up to the second degree between the issuer's managers; between the issuer's managers and the issuer's direct or indirect subsidiaries; between managers of the issuer or its subsidiaries, direct or indirect, and direct or indirect controllers of the issuer; and managers of the issuer and managers of the issuer's direct or indirect controlled companies.

7.6 Subordination, service provision or control relationships:

As for the subordination item, Santander Brasil has three (3) members of the Board of Directors who also hold positions in the Santander Spain Group, namely: Javier Maldonado Trinchant and Cristina San Jose Brosa.

EXHIBIT V

ITEM 8 of the Reference Form

(Pursuant to item II of the article 13 of the CVM Resolution 81/22)

8.1. Describe the remuneration policy or practice of the Board of Directors, the Statutory and Non-Statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Remuneration Committees.

A. Board of Directors

All members of our Board of Directors are entitled to a fixed compensation consisting of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive an annual variable compensation for his or her duties, upon resolution of the Compensation Committee and the Board of Directors, and always within the overall limit of the annual compensation approved at the annual general meeting.

It is important to note that, in the event that a member of the Board of Directors is also a member of our Audit Committee, under the terms of the applicable regulations and the internal regulations of the Audit Committee, such member must opt for the compensation of one of the bodies. With regard to the other Advisory Committees, if one of the members or the Chairman of the Board of Directors becomes part of them, he will be entitled to the remuneration attributed as a member or Chairman of the Board.

B.	Executive Board

The members of our Executive Board are entitled to: fixed compensation consisting of monthly fees, benefits, social security and variable compensation, always within the global limit of the annual compensation approved at the annual general meeting.

The variable remuneration will be paid considering the different deferral percentages, depending on the level of variable remuneration received in the year (including the value of the Long-Term Incentive - ILP in the year of the grant, valued at the grant price), and observing the Malus and/or Clawback recovery/restitution clauses with the possibility of reduction and/or return of up to 100% of the variable remuneration amount in the assumptions.

C.	Audit Committee

Our Audit Committee is composed of at least three and at most six members, appointed by the Board of Directors, among persons, whether or not members of the Board of Directors, who meet the legal and regulatory conditions required for the exercise of the position, being entitled to a fixed monthly compensation.

D.       Compensation, Nomination and Governance, Sustainability, and Risks and Compliance Committees - Advisory Committees.

The Board of Directors approves the fixed monthly compensation of the members of the Advisory Committees, and only those members who do not hold a position on the Executive Board will be entitled to this compensation.

The members of the Advisory Committees are not entitled to any other type of remuneration or benefit.

a. Goals of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the worldwide computer network where the document can be consulted.

The Company has a Compensation Policy approved and revised at the Board of Directors' meeting held on 09.19.2024.

The Board of Directors' Compensation Policy seeks to ensure the following premises:

•	Ensure the alignment of the interests of shareholders and the public with which the Company relates, and
•	To promote the Company's good performance and guarantee the interests of shareholders, through a long-term commitment.

The purpose of the Board of Executive Directors' compensation policy/practice is to support the organization's strategy to:

•	Promote our good recurring performance, ensure the interests of our shareholders, create long-term value and be compatible with adequate, rigorous risk management and long-term strategy, values and interests, as well as maintain a solid capital base;
•	Recognize meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of objectives and in the execution of business strategies, proposed by the Executive Board and approved by the Board of Directors, regardless of ethnicity, race, gender or any personal issue; and
•	Maintain the competitiveness of the compensation paid by us in a way that facilitates the attraction and retention of managers.

The compensation of the Audit Committee must be adequate to attract qualified, experienced professionals and recognize the performance of their duties established in the bylaws.

b.              Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and the executive board, indicating:

i.               the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

It is up to the General Meeting to set the annual global compensation for distribution among our managers. Subsequently, it will be up to the Board of Directors, with the assistance of our Compensation Committee, to distribute the amount, individually, to each member of the Board and the Executive Board, which will include the attribution of all benefits.

ii.       criteria and methodology used to set individual remuneration, indicating whether studies are used to verify market practices, and, if so, the criteria for comparison and the scope of these studies

The criteria and methodology used to set the individual compensation are aligned with the practices adopted by the market, measured periodically through salary surveys carried out by specialized consultancies, the performance history and seniority of the occupants.

In addition, it is the role of our Compensation Committee:

(i)             analyze the management compensation policy in relation to market practices, with a view to identifying significant discrepancies in relation to similar companies; and

(ii)            ensure that the management compensation policy is permanently compatible with the risk management policy, the company's strategy and the maintenance of a solid capital base.

iii.             how often and how the Board of Directors assesses the adequacy of the issuer's remuneration policy.

Our Compensation Committee is responsible for annually reviewing the Compensation Policy, recommending to the Board of Directors its correction or improvement, whenever necessary.

c.	Composition of remuneration, indicating:

Description of the elements of remuneration and the objectives of each of them

•	Fixed Compensation: The fixed compensation is composed of monthly fees, based on market research data prepared by a specialized external consultancy, whose maximum global value is approved annually at the annual general meeting. Fixed compensation aims to attract and retain professionals with the skills and experience necessary for the role.

•	Benefits: The benefits offered are aligned with the size of the position held and market practices, including Medical Care, Dental Care and Life Insurance. For the Chief Executive Officers and Vice Presidents, in addition to these benefits, a driver is also available and, only for the Chief Executive Officer, a vehicle is made available for locomotion. For expatriate members of the Board, we can offer expatriation benefits such as rent payments, children's schools, living expenses, etc. The benefits aim to attract and retain professionals with the skills and experience necessary for the position.

Private Pension: To date, members of the Board of Directors who do not exercise executive functions in the Company are not eligible for private pension. The same applies to members of the Audit Committee (they are not eligible for this benefit). For the members of the Executive Board, the pension plan is made available with the objective of attracting and retaining professionals with the skills and experience necessary for the position. We currently have three pension plans: SantanderPrevi, a plan that has been closed to new members since July 2018, SBPrev, implemented as of January 2018 for new employees/managers and new members, and Santander Partners, which replaced the SantanderPlus pension plan in January 2024, for a restricted group of executives, which, like the SantanderPrevi and SBPrev plans, provides future supplementary income.

•	Annual Variable Compensation: The annual variable compensation is composed of the Own Management Program (PPG) and the Long-Term Incentive Plans (ILP). Currently, only the members of the Executive Board are eligible for the Own Management Program (PPG) and the Long-Term Incentive Plans (ILP). When granted, the calculation of the Own Management Program (PPG) must consider individual performance, performance of the business units and performance of the institution as a whole, as well as the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the Malus and/or Clawback clausewith the possibility of reduction and/or refund of up to 100% of the value of the variable remuneration in the cases foreseen.

(i.1)       Own Management Program (PPG)

The objective of the Annual Variable Compensation (PPG) program is to mobilize and recognize, through meritocracy, the organization's performance. This program, to which the members of the Executive Board are eligible, takes into account individual performance, measured through the institutional performance evaluation tool (Direction by Objectives – DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the DPO of the area, and reflects the objectives of the area in the exercise and in the performance of the institution as a whole.

As of 2016, variable compensation began to be calculated according to the following model:

For the 2024 fiscal year, the Quantitative Metrics evaluated were as follows:

Category	Metrics
Customers (45%)	Total Customers (Growth)
Active Customers (Growth)
Revenue from Active Customers
Outgoings
Capital (30%)	Capital Generation
Sustainable Profitability (25%)	ROTE

The Board of Directors, on the recommendation of the Compensation Committee, will carry out a qualitative assessment of each quantitative metric, considering the way in which each objective was achieved and other relevant and contextual aspects that are not directly reflected in each indicator. This assessment can increase or decrease the result of each metric by up to 25%.

In the specific case of the Chief Executive Officer, variable compensation may also be affected by the results of the Santander Mundial Group.

Annual variable compensation for statutory directors is paid as follows:

In sight	30%	Cash
	30%	In Instruments, with 1-year lockup
Deferred	20%	Cash in 4 equal annual installments
	20%	On instruments in 4 equal annual tranches, with a 1-year lockup

The percentage of deferral will also depend on the level of variable compensation received in the year, with the minimum criterion presented above. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with a minimum of 25% for each of the items mentioned above.

Since 2015, for cases of variable compensation exceeding a certain amount established in the policy, the payment of deferred installments has increased from three to five equal annual installments, maintaining the lockup conditions.

Between the financial years 2016 and 2021, the deferral plan of the Executive Committee and other executives chosen by the Executive Committee, had the payment of the last installment (in the case of the deferral in 3 years) or the last three installments (in the case of the deferral in 5 years), subject to the achievement of the results indicators of the Santander Mundial Group, with a weight of 30%.

As of the 2022 fiscal year, only the deferral of the Chief Executive Officer maintains the impact on the last three installments (deferral in 5 years), subject to the achievement of the Santander Mundial Group's result indicators, with a weight of 30%.

The Plan is also subject to a Malus and/or Clawback clause, i.e., our Board of Directors, on the recommendation of the Compensation Committee (CR), may approve the reduction and/or return of up to 100% of the value of each participant in cases previously approved by our Compensation Committee.

As of 2023, we have included in our Compensation Policy, in the Clawback clause, rules applicable specifically to subject executives, in cases of restatement of the financial statements as a result of material failure to comply with financial reporting requirements, as an American Depositary Receipt company listed on the New York Stock Exchange (NYSE) and in compliance with the requirements of Section 10D of the Exchange Act and Section 303A. 14 of the Manual for the Listing of Companies with shares traded on the NYSE (the Listing Rule).

(i.2)       Long-Term Incentive Plans (ILP)

The objective of the ILP is to align the interests of the organization and the interests of the participants, stimulating the retention of professionals in the long term.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and conditions of maintaining the participant's employment relationship until the date of payment to be entitled to receive it.

The calculation of the payment of the plans is carried out based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 Units and the Global plans in Santander Group instruments.

Each participant has a reference value defined in cash, converted into SANB11 units or Santander Group instruments, usually by the price of the last 50 trading sessions of the month immediately prior to the granting of each plan. At the end of the vesting period , the resulting shares are delivered with a restriction of 1 year, and this payment is also subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

(i.2.b)       Local Plans

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual, with the objective of retaining it and ensuring the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the individual's performance and permanence, observing local and global regulatory resolutions.

(i.2.b)       Global Plans

Global ILP Plans – 2019, 2020, 2021, 2022 and 2023

We currently have 5 global plans in place launched in 2019, 2020, 2021 and 2022, 2023. Eligible executives had an incentive target based on the target number of Santander Group instruments. The payment according to the fulfillment of the performance indicators will be calculated on the target quantities of shares/options after a deferral period of three to five years, with the equivalent settlement being made in cash.

In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

The estimated proportion of each element in the total remuneration is as follows:

Board of Directors	2022	2023	2024
Fixed Remuneration	99,32%	98,97%	98,08%
Benefits	0,68%	1,03%	1,92%

Executive Board	2022	2023	2024
Fixed Remuneration	24,79%	24,66%	21,55%
Benefits	1,56%	1,44%	1,45%
Security	15,74%	16,95%	21,53%
Variable Compensation	27,85%	27,19%	27,48%
Share-based compensation	30,05%	29,76%	27,99%

Audit Committee	2022	2023	2024
Fixed Remuneration	100,00%	100,00%	100,00%
Benefits	0,00%	0,00%	0,00%

Fiscal Council	2022	2023	2024
Fixed Remuneration	100,00%	100,00%	0,00%
Benefits	0,00%	0,00%	0,00%

As provided for in the Company's Bylaws, the Fiscal Council is a non-permanent body. Its installation took place at the Company's Annual General Meeting held on April 26, 2019, April 30, 2020 and April 30, 2021.

The members of our fiscal council elected at the Annual General Meeting held on April 29, 2022 were entitled to a fixed compensation consisting of monthly fees in the amount approved on the same occasion, until April 28, 2023, the date of our 2023 Annual General Meeting and the end of their terms.

At the Annual General Meeting for the years 2023 and 2024, we did not receive votes for the installation of the Fiscal Council and, therefore, there was no member elected to hold office in such body and therefore we did not record payment of fees to members of the Fiscal Council in these years.

Methodology for calculating and readjusting each of the elements of remuneration

•  Fixed Remuneration: There is no automatic methodology for readjustment. Market research is carried out annually to assess the competitiveness of the compensation of Directors/Officers and members of the Audit Committee. If any material difference in relation to the market is identified, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors.

•  Variable Compensation: There is no automatic methodology for readjustment. Market research is conducted annually to assess the competitiveness of the compensation of the Board of Directors/Executive Officer. If any material difference in relation to the market is identified, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors. It does not apply to members of the Audit Committee.

•  Benefits: There is no automatic methodology for readjustment. Market research is conducted annually to assess the competitiveness of compensation, including benefits, of Directors, Officers and members of the Audit Committee. If any material difference in relation to the market is identified, the Compensation Committee evaluates the need to propose adjustments to the Board of Directors.

•  Social Security: Does not apply to Directors and members of the Audit Committee. For the Executive Officers, as defined in the plan's regulations. See item 8.14 of the Reference Form.

•  Instrument-Based Compensation: Does not apply to Directors and members of the Audit Committee. For the Directors, as defined in the regulations of each plan. See item 8.4 of the Reference Form.

(ii). Reasons that justify the composition of the remuneration

The proposed compensation considers the experience of the members of the Board of Directors, the Executive Board and the Audit Committee, the need to retain talent in a competitive market and the promotion of the organization's good performance and alignment with the strategy of the shareholders, and in relation to the members of the Executive Board, through a long-term commitment.

(iii.) The existence of members not paid by the issuer and the reason for this fact

There were two unpaid members on the Board of Directors, representatives of Santander Spain. They received remuneration at the Parent Company, for their executive functions in it. Both resigned as Members of the Board of Directors in 2024.

There are no unpaid members on the Executive Board.

There are no unpaid members on the Audit Committee.

d. Existence of remuneration borne by subsidiaries, subsidiaries or direct or indirect controllers

The compensation of the members of the Board of Directors and the members of the Audit Committee is not borne by subsidiaries, subsidiaries or our direct or indirect controllers. However, the members of the Board of Directors who also exercise executive functions of Santander Spain, our indirect controller, or in other companies controlled by Santander Spain are remunerated, as a result of such functions, directly by said companies, in accordance with the activities carried out by them.

The compensation of the members of the Executive Board is not supported by subsidiaries, subsidiaries or our direct or indirect controllers. However, the results of subsidiaries and affiliates influence our consolidated results, and consequently, the variable compensation of the members of the Executive Board.

e. Existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of the issuer's corporate control

There is no compensation or benefit linked to the occurrence of a corporate event

8.2 - Total compensation of the board of directors, statutory executive board and fiscal council

Total compensation for the current fiscal year 2025 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	47	4	0	62
No. of Paid Members	8	47	4	0	59
Annual fixed remuneration					-
Salary or pro-labore	16.000.000,00	125.000.000,00	4.000.000,00	-	145.000.000,00
Direct and indirect benefits	300.000,00	11.000.000,00	-	-	11.300.000,00
Committee Memberships					-
Other	-	105.000.000,00	-	-	105.000.000,00
Other INSS	3.600.000,00	38.125.000,00	900.000,00	-	42.625.000,00
Variable remuneration					-
Bonus	-	-	-	-	-
Profit sharing	-	169.000.000,00	-	-	169.000.000,00
Meeting Attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	700.000,00	169.000.000,00	-	-	169.700.000,00
Total remuneration	20.600.000,00	617.125.000,00	4.900.000,00	-	642.625.000,00

Total compensation for the Fiscal Year in 2024 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	58	5	0	74
No. of Paid Members	7,67	51,75	3,83	0	63,25
Annual fixed remuneration					-
Salary or pro-labore	10.098.003,33	94.904.334,25	3.170.800,00	-	108.173.137,58
Direct and indirect benefits	197.920,29	6.394.371,27	-	-	6.592.291,56
Committee Memberships					-
Other		94.822.398,27			94.822.398,27
Other INSS	2.394.949,64	31.555.752,39	713.430,00	-	34.664.132,04
Variable remuneration					-
Bonus	-	-	-	-	-
Profit sharing	-	121.025.950,00	-	-	121.025.950,00
Meeting Attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	535.939,75	123.260.561,00	-	-	123.796.500,75
Total remuneration	13.226.813,02	471.963.367,18	3.884.230,00	-	489.074.410,19

Total remuneration for the Fiscal Year in 2023 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	11	48	5	0	64
No. of Paid Members	6,67	50,75	3,67	2,17	63,25
Annual fixed remuneration
Salary or pro-labore	11.532.331,82	88.820.829,58	2.810.166,67	144.619,00	103.307.947,07
Direct and indirect benefits	120.235,18	5.180.170,61	-	-	5.300.405,79
Committee Memberships					-
Other		61.050.425,74			61.050.425,74
Other INSS	2.594.774,66	27.090.353,02	632.287,50	32.539,28	30.349.954,46
Variable remuneration
Bonus	-	-	-	-	-
Profit sharing	-	97.304.600,00	-	-	97.304.600,00
Meeting Attendance					-
Commissions					-
Other INSS					-
Other					-
Post-employment					-
Termination of office					-
Stock-based	-	107.759.366,67	-	-	107.759.366,67
Total remuneration	14.247.341,66	387.205.745,62	3.442.454,17	177.158,28	405.072.699,73

Total compensation for the Fiscal Year on 12/31/2022 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	10,0	50,0	4,0	6,0	70,0
No. of Paid Members	5,0	50,3	4,0	3,0	62,3
Annual fixed remuneration					-
Salary or pro-labore	14.220.986,19	75.736.959,17	3.260.000,00	431.460,00	93.649.405,36
Direct and indirect benefits	242.937,34	4.781.405,75			5.024.343,09
Committee Memberships					-
Other		48.089.033,90			48.089.033,90
Other INSS	3.448.537,64	25.839.071,90	733.500,00	97.078,50	30.118.188,04
Variable remuneration					-
Bonus
Profit sharing	-	85.106.050,00			85.106.050,00
Meeting Attendance
Commissions
Other INSS
Other
Post-employment
Termination of office
Stock-based	1.399.166,67	91.821.350,00			93.220.516,67
Total remuneration	19.311.627,83	331.373.870,72	3.993.500,00	528.538,50	355.207.537,06

Total remuneration for the Fiscal Year as of 12/31/2021 - Annual values
	Board of Directors	Executive Board	Audit Committee	Fiscal Council	Total
Total number of members	12,0	50,0	5,0	6,0	73,0
No. of Paid Members	5,6	45,2	3,6	3,0	57,3
Annual fixed remuneration
Salary or pro-labore	5.526.500,00	76.828.861,70	3.192.333,33	449.703,00	85.997.398,03
Direct and indirect benefits	415.072,93	7.142.244,16	1.459,20		7.558.776,29
Committee Memberships
Other		57.007.756,70			57.007.756,70
Other INSS	1.243.462,50	25.707.773,31	718.275,00	101.183,18	27.770.693,98
Variable remuneration
Bonus
Profit sharing		101.401.104,23			101.401.104,23
Meeting Attendance
Commissions
Other INSS
Other
Post-employment
Termination of office
Stock-based		101.401.104,23		-	101.401.104,23
Total remuneration	7.185.035,43	369.488.844,32	3.912.067,53	550.886,18	381.136.833,46

8.3. In relation to the variable compensation of the last 03 fiscal years and that foreseen for the current fiscal year of the Board of Directors and the Board of Executive Officers,

The following tables show the variable compensation of the members of the Company's management bodies in the fiscal years 2022, 2023 and 2024, as well as that expected for the fiscal year 2025.

2022	Board of Directors	Executive Director	Audit Committee	Advice Fiscal	Total
the. Body: b. Total number of members	10,0	50,0	4,0	6,0	70,0
c. No. of paid members	5,0	50,3	4,0	3,0	62,3
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	220.000.000,00	-	-	220.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	176.927.400,00	-	-	176.927.400,00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2023	Board of Directors	Executive Director	Audit Committee	Advice Fiscal	Total
the. Body: b. Total number of members	11,0	48,0	5,0	0	64,0
c. No. of paid members	6,7	50,8	3,7	2,2	63,3
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	220.000.000,00	-	-	220.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	193.289.800,00	-	-	193.289.800,00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2024	Board of Directors	Executive Director	Audit Committee	Advice Fiscal	Total
the. Body: b. Total number of members	11	58	5	0	74
c. No. of paid members	7,67	51,75	3,83	0	63,25
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	220.000.000,00	-	-	220.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	237.182.500,00	-	-	237.182.500,00

Note: The number of members of each Body corresponds to the annual average calculated monthly.

2025 (planned)	Board of Directors	Executive Director	Audit Committee	Advice Fiscal	Total
the. Body: b. Total number of members	11	47	4	0	62
c. No. of paid members	11	47	4	0	62
d. in relation to the Bonus
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i .maximum amount provided for in the remuneration plan	-	9.000.000,00	-	-	9.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	5.000.000,00	-	-	5.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-
e. in relation to profit sharing
i . Minimum amount provided for in the remuneration plan	-	-	-	-	-
i i . Maximum amount provided for in the remuneration plan	-	298.000.000,00	-	-	298.000.000,00
i i i i .amount provided for in the compensation plan, if the targets are achieved	-	250.000.000,00	-	-	250.000.000,00
iv. Value effectively recognized in the result of the fiscal year	-	-	-	-	-

8.4.       Share-based compensation plan of the Board of Directors and of the Board of Executive Officers, in force in the last fiscal year and scheduled for the current fiscal year.

a.       General Terms and Conditions

We currently have three long-term compensation plans linked to the performance of the stock market price: the Local Long-Term Incentive Plan, the Global Long-Term Incentive Plan and the Deferral Plan.

Directors and non-management employees who have been nominated by our Board of Directors are eligible for these plans. The Plans have a duration of three years, promoting the commitment of those eligible to long-term results.

(i)       Local Long-Term Incentive Plan

Retention Plans

In specific and punctual situations, both managers and employees may have a retention plan linked to the area or individual, with the objective of retaining it, ensuring the sustainability of the business and the Bank. Each plan has a specific contract and provides for payment according to the individual's performance and permanence, observing local and global regulatory resolutions.

(ii)       Global Long-Term Incentive Plans

(ii.1)       Global ILP Plans

Please refer to the text on the Global ILP Plans, available in item 8.1, D, above.

(ii.2)       Deferral Programs

The Deferral Programs are applied to Statutory Officers, employees whose function has a material impact on the institution's risk profile (Material Risk Takers - MRT), in accordance with the criteria established in the European regulations (CRD-V), in addition to other eligible employees. As part of the Deferral program, participants receive part of the variable compensation over a period of three years to five years.

Deferral Programs are renewed and updated each year. As of December 2024, we had six plans in place: one for each fiscal year 2019, 2020, 2021, 2022, 2023 and 2024.

(iii)       Deferral Program

Deferral plans are divided into two programs:

•                 Identified Collective: Statutory and Executive Officers. Statutory Directors and Executives who assume significant risks for us and are responsible for areas of control. Deferred compensation is paid 50% in cash, and 50% in company instruments.

•             Other Employees: Employees with variable compensation above an established threshold are eligible. Deferred compensation is paid 50% in cash, and 50% in company instruments.

b.       Date of approval and responsible body

The Long-Term General Incentive Plan, which includes the deferral plans in force, was approved at the Extraordinary General Meeting on 12/21/2016, according to the proposal approved by the Board of Directors, at a meeting held on 10/25/2016 and a punctual amendment to clause 7.2, approved on 04/26/2024

c.	Maximum number of actions covered

Share-based compensation plan for the current fiscal year (2025)
	Board of Directors													Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle
Maximum number of shares	-	-	-	2.184	235	-	-	8.840	-	29.566	80.810	51.565	-	-	11.448	49.888	85.110		-	-	33.453	135.405	615.191	844.124	1.165.041	4.852.342
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2024
	Board of Directors													Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle
Maximum number of shares	-	-	-	2.184	235	-	-	8.719	-	29.161	79.702	50.858	-	-	11.448	49.888	34.518	1.631	-	-	33.088	133.549	606.759	832.554	1.149.073	4.852.342
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2023
	Board of Directors													Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle
Maximum number of shares	-	-	-	-	-	-	-	-	-	-	-	-	-	51.483	22.896	49.888	85.110	-	-	28.478	66.146	313.766	994.832	1.219.145	2.814.786	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2022
	Board of Directors													Executive Board
	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle	ILP Global 2019	ILP Global 2020	ILP Global 2021	ILP Global 2022	ILP Global 2023	DEFERRAL 8º Cycle	DEFERRAL 9º Cycle	DEFERRAL 10º Cycle	DEFERRAL 11º Cycle	DEFERRAL 12º Cycle	DEFERRAL 13º Cycle	DEFERRAL 14º Cycle	DEFERRAL 15º Cycle
Maximum number of shares	-	-	-	-	-	-	-	-	-	-	-	-	-	51.483	22.896	49.888	-	-	38.540	54.108	233.039	672.734	1.512.547	1.317.393	-	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

d.   Maximum number of options to be granted

Share-based compensation plan for the current fiscal year (2025)

	Board of Directors						Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL 14th Cycle	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL 14th Cycle
	2019	2020	2021	2022	2023		2019	2020	2021	2022	2023
Maximum number of options covered	-	-	-	15.284	1.645	-	-	34.153	191.577	121.699	7.362	763.181
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2024

	Board of Directors						Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL
	2019	2020	2021	2022	2023	14th Cycle	2019	2020	2021	2022	2023	14th Cycle
Maximum number of options covered	-	-	-	15.284	1.645	-	46.538	34.153	191.577	121.699	7.362	763.181
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Share-based Compensation Plan for the fiscal year ended 12/31/2023

	Board of Directors						Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL
	2019	2020	2021	2022	2023	14th Cycle	2019	2020	2021	2022	2023	14th Cycle
Maximum number of options covered	269.148	-	-	-	-	-	-	68.306	191.577	267.319	-	2.459.282
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

Stock-based compensation plan for the fiscal year ended 12/31/2022

	Board of Directors						Executive Board
	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL	ILP Global	ILP Global	ILP Global	ILP Global	ILP Global	DEFERRAL
	2019	2020	2021	2022	2023	14th Cycle	2019	2020	2021	2022	2023	14th Cycle
Maximum number of options covered	-	-	-	-	-	-	269.148	68.306	191.577	-	-	-
* Until February 10 of each of the three fiscal years following the base year, the Company's Board of Directors may change the maximum number of Units per year, increasing in the proportion in which the Company distributes dividends and/or interest on equity to its shareholders, in the amount equivalent to the dividends and/or interest on equity that the participant would be entitled to if it had the Company's Units.

e.       Conditions for the acquisition of shares

(i)         Global Programs

Please refer to the text on Global ILP Plans available in item 8.1, D, above.

(ii)        Deferral Programs

Deferral 10th Cycle (2019), 11th Cycle (2020), 12th Cycle (2021), 13th Cycle (2022), 14th Cycle (2023) and 15th Cycle (2024): The Plan is part of the current regulatory environment applicable to us, notably in light of CMN Resolution No. 5,177, of September 26, 2024 ("Resolution No. 5177/24"), which requires financial institutions to comply with certain requirements for deferred payment in the future of a portion of the Variable Compensation due to their managers and other employees, taking into account long-term sustainable financial bases and adjustments in future payments due to the risks assumed and fluctuations in the cost of capital.

f.       Criteria for setting the acquisition or exercise price

(i)       Global Programs

The cycles have a duration of three years, covering three fiscal years, promoting a commitment of the Executive Directors to long-term results.

(ii)       Deferral Programs (10th, 11th, 12th, 13th, 14th and 15th cycles)

The total amount of referenced Instruments is settled in three or five installments and allocated equally to the three or five fiscal years following the base year.

g.        Criteria for setting the vesting or exercise period

(i)         Global Programs

Global ILP plans are restricted to the transfer of shares for one year (lockup) after they are received.

(ii)       Deferral Programs

10th, 11th, 12th, 13th, 14th and 15th Deferral Cycles: the shares/options received in these plans may not be sold during a period of one year from the date of receipt of each batch of shares/options (lockup).

h.        Settlement method

(i)       Global Programs

Payroll bonus

(ii)       Deferral Programs

10th, 11th, 12th, 13th, 14th and 15th Deferral Cycles: is carried out directly in Instruments (shares and/or options)

i.       Restrictions on the transfer of shares

(i)       Global Programs

Global ILP Plans will be paid in payroll respecting the initially defined restriction period.

(ii)       Deferral Programs

10th, 11th, 12th, 13th, 14th and 15th Deferral Cycles: the shares/options received under this plan may not be sold during a period of one year from the date of receipt of each lot of shares/options (lockup).

j.       Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

(i)       Global Programs

Changes to the plan may happen for legal or regulatory reasons.

(ii)       Deferral Programs

The Plans may be extinguished, suspended or amended, at any time, by the Board of Directors, and in the event of suspension or extinction, the rights of participants who already have bonus installments referenced in Instruments receivable shall be respected, in the following provisions:

•                 In order to preserve the objectives of the plan, the total number of shares/options must be adjusted up or down when the following occur: stock split, reverse split or bonus of shares, merger, incorporation, spin-off, other procedures of similar nature and relevant significance; and

•                 The Human Resources Department, under the supervision of the Executive Committee, will carry out the aforementioned quantitative adjustments using the methodologies used by B3 to make similar adjustments in its stock markets.

(ii.1)       Deferral – 10th, 11th, 12th, 13th, 14th and 15° Cycles:

The Plan is subject to the Malus and/or Clawback clauses, i.e., the Company's Board of Directors, on the recommendation of the Compensation Committee, may approve the reduction and/or return of up to 100% of the value of each participant in the cases previously approved by Internal Governance.

Between the fiscal years 2016 and 2021, the deferral plan of the Executive Committee and other executives chosen by the Executive Committee had the payment of the last installment (in the case of the deferral in 3 years) or the last three installments (in the case of the deferral in 5 years), also impacted by the result of the Santander Mundial Group, with a weight of 30%.

As of the 2022 fiscal year, only the deferral of the Chief Executive Officer maintains the impact on the last three installments (deferral in 5 years), subject to the achievement of the Santander Mundial Group's result indicators, with a weight of 30%.

k.       Effects of the withdrawal of the administrator from the bodies of the issuer on his rights under the share-based compensation plan

(i)       Global Programs

In the event of retirement, due to dismissal without cause, leave, permanent disability or death, the right to deliver the shares will remain as if none of the aforementioned circumstances had occurred, except for the following changes:

•                 In the event of death, this right will pass to the beneficiary's successors;

•                 The number of shares to be delivered will be the result of multiplying the maximum number of shares established by the quotient resulting from the division between the number of days elapsed between the date of launch of the plan and the date on which death, retirement, pre-retirement, dismissal, write-off or other circumstance that determines the application of this rule occurs, both inclusive, by the number of days the plan is in force; and

•                 In case of resignation, the participant loses the right to the plan.

(ii)        Deferral Programs

The plan will be terminated, in advance and by operation of law, and the participant will lose the right to participate in the plan and to receive future installments, in the event of dismissal due to resignation, resignation, due to dismissal for just cause under the terms of article 482 of the Consolidation of Labor Laws or dismissal from a statutory position by unilateral decision of the Company.

In the event of dismissal of a participant due to termination of the employment contract due to acts performed by the Company, pursuant to article 483 of the Consolidation of Labor Laws, due to dismissal without cause, due to retirement or in the event of death, the participant will receive at the time of making payments to the other participants in the respective cycle, the amount of the portion of the bonus referenced in Instruments applicable to that participant. In the event of death, the delivery will be made to the participant's successors. In the event of permanent disability of the participant, as evidenced by two medical reports (public and private institution), the participant will receive, at the time of making payments to the other participants of the respective cycle, the amount of the portion of the bonus referenced in Instruments applicable to that participant.

In the event of suspension of the employment contract due to illness or accident at work, the participant will receive, at the time of making payments to the other participants in the respective cycle, the amount of the portion of the bonus referenced in Instruments applicable to that participant.

8.5.       Regarding the share-based compensation in the form of stock options recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, of the board of directors and the executive board of the bylaws, prepare a table with the following content:

a.	Body
b.	Total number of members
c.	number of paid members
d.	Weighted average strike price of each of the following option groups:
i.	open at the beginning of the fiscal year
ii.	lost and expired during the fiscal year
iii.	exercised during the fiscal year
iv.	potential dilution in case of exercise of all open options

The following tables show the expected remuneration for the current year of 2025:

				Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members				11
No. of paid members				8
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

					Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members					47
No. of paid members					47
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		46.538	34.153	191.577	81.461	40.238	7.362	1.766.669
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	46.538	34.153	191.577	81.461	40.238	7.362	1.766.669
		(b) Options lost during the fiscal year	-	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2024:

				Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members				11
No. of paid members				7,67
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		269.148	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2029	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-	15.284	1.645	-
		(b) Options lost during the fiscal year	269.148	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

					Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members					58
No. of paid members					51,75
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		46.538	102.459	191.577	81.461	40.238	7.362	1.932.080
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	102.459	191.577	81.461	40.238	7.362	1.932.080
		(b) Options lost during the fiscal year	-	-	-	-	-	881	165.411
		(c) Options exercised during the fiscal year	-	68.306	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2023:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members			11
No. of paid members			6,67
Grant of stock options
	Grant date		2020	2021	2022	2023	2024	2024
	Number of options granted		269.148	-	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

				Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members				48
No. of paid members				50,75
Grant of stock options
	Grant date		2020	2021	2022	2023	2024	2024
	Number of options granted		-	68.306	191.577	267.319	-	2.459.282
	Deadline for options to become exercisable		2023	2024	2025	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	68.306	191.577	267.319	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

The following tables show the remuneration for the base year 2022:

			Board of Directors
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members			10
No. of paid members			5
Grant of stock options
	Grant date		2020	2021	2022	2023	2024	2024
	Number of options granted		269.148	-	-	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

				Executive Board
			ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members				50
No. of paid members				50,3
Grant of stock options
	Grant date		2020	2021	2022	2023	2024	2024
	Number of options granted		-	68.306	191.577	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	68.306	191.577	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0,90	EUR 0,808	EUR 16.03	EUR 20.11	EUR 1,016
Potential dilution in the event of the exercise of all options granted
Maximum dilution.

8.6. In relation to each grant of stock options carried out in the last 3 fiscal years and scheduled for the current fiscal year, the board of directors and the executive board of directors shall prepare a table with the following content:

a.           body

b.           Total number of members

c.           number of paid members

d.           Grant date

e.           Number of options granted

f.            Deadline for options to become exercisable

g.           Maximum period for exercising options

h.           Restriction period on the transfer of shares received as a result of the exercise of the options

i.            Fair value of options on grant date

j.            Multiplication of the number of shares granted by the fair value of the options on the grant date

The following tables show the expected remuneration for the current year of 2025:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members	11
No. of paid members	7,67
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		-	-	-	-	15.284	1.645	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-	-	-	-
		(b) Options lost during the fiscal year	-	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			-	-	-	-	EUR 245.003	EUR 33.081

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members	58
No. of paid members	51,75
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		46.438	34.153	191.577	81.461	40.238	7.362	1.766.669
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	0	68.306	191.577	81.461	40.238	7.362	1.766.669
		(b) Options lost during the fiscal year	-	-	-	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			EUR 32.599	EUR 30.738	EUR 154.794	EUR 93.436	EUR 645.015	EUR 148.050	EUR 1,794,936

The following tables show the remuneration for the base year 2024:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members	11
No. of paid members	7,67
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		-	-	-	146.629	40.238	1.645	-
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	146.629	40.238	-	-
		(b) Options lost during the fiscal year	-	-	-	65.168	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			-	-	-	EUR 93.436	EUR 245.003	EUR 33.081

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 14th Cycle
No. of members	58
No. of paid members	51,75
Grant of stock options
	Grant date		2020	2021	2022	2023	2023	2024	2024
	Number of options granted		46.438	34.153	191.577	121.699	15.284	7.362	1.766.669
	Deadline for options to become exercisable		2023	2024	2025	2026	2026	2027	2025
	Maximum period for exercising options		2030	2029	2030	2032	2032	2033	2031
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	0	68.306	191.577	267.319	15.284
		(b) Options lost during the fiscal year	-	-	-	55.522	-
		(c) Options exercised during the fiscal year	-	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,147	EUR 16.03	EUR 20.11	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			EUR 32.599	EUR 30.738	EUR 154.794	EUR 242.931	EUR 245.003	EUR 148.050	EUR 1,794,936

The following tables show the remuneration for the base year 2023:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
No. of members	11
No. of paid members	6,67
Grant of stock options
	Grant date		2020	2021	2022	2023
	Number of options granted		269.148	-	-	-
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercising options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-	-
		(b) Options lost during the fiscal year	269.148	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			EUR 188.942	-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021	ILP GLOBAL 2022
No. of members	48
No. of paid members	50,75
Grant of stock options
	Grant date		2020	2021	2022	2023
	Number of options granted		-	68.306	191.577	267.319
	Deadline for options to become exercisable		2023	2024	2025	2024
	Maximum period for exercising options		2030	2029	2030	2032
	Period of restriction on the transfer of shares		There is no	There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	68.306	191.577	267.319
		(b) Options lost during the fiscal year	-	-	-	-
		(c) Options exercised during the fiscal year	-	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808	EUR 1,016
Multiplication of the number of shares granted by the fair value of the options on the grant date			-	EUR 61.475	EUR 154.794	EUR 271.596

The following tables show the remuneration for the base year 2022:

			Board of Directors
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
No. of members	10
No. of paid members	5
Grant of stock options
	Grant date		2020	2021	2022
	Number of options granted		-	-	-
	Deadline for options to become exercisable		2023	2024	2025
	Maximum period for exercising options		2030	2029	2030
	Period of restriction on the transfer of shares		There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	-	-	-
		(b) Options lost during the fiscal year	-	-	-
		(c) Options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808
Multiplication of the number of shares granted by the fair value of the options on the grant date			-	-	-

			Executive Board
			ILP DTA 2019	ILP DTA 2020	ILP DTA 2021
No. of members	50
No. of paid members	50,3
Grant of stock options
	Grant date		2020	2021	2022
	Number of options granted		362.225	68.306	191.577
	Deadline for options to become exercisable		2023	2024	2025
	Maximum period for exercising options		2030	2029	2030
	Period of restriction on the transfer of shares		There is no	There is no	There is no
	Weighted average strike price:		There is no	There is no	There is no
		(a) Options open at the beginning of the fiscal year	269.148	68.306	191.577
		(b) Options lost during the fiscal year	93.077	-	-
		(c) Options exercised during the fiscal year	-	-	-
		(d) Options expired during the fiscal year	-	-	-
Fair value of options at grant date			EUR 0.702	EUR 0.90	EUR 0,808
Multiplication of the number of shares granted by the fair value of the options on the grant date			EUR 188.942	EUR 61.475	EUR 154.794

8.7. Regarding the open options of the Board of Directors and the Board of Executive Officers at the end of the last fiscal year:

As of December 31, 2024, the members of the Company's Executive Board and Board of Directors had 418,258 open options related to Global ILP plans and 1,941,270 open options related to the Deferral Plan paid in Global stock options.

8.8.       Regarding the options exercised and shares delivered related to the share-based compensation of the Board of Directors and the Executive Board of Executive Officers, in the last 3 fiscal years, prepare a table with the following content:

a.	Body
b.	Total number of members
c.	number of paid members
d.	Number of shares
e.	weighted average strike price

f.     Weighted average market price of shares for options exercised

g.   Multiplying the total options exercised by the difference between the weighted average strike price and the weighted average market price of the shares for the options exercised

Our option plans are based on Global shares, securities that are not traded on B3, which is why the settlement is carried out in cash, through gain by difference (market price of the share x strike price) or through repurchase of the options by Santander, in the case of the Deferral plan.

In 2023, the options of the ILP Global 2019 plan became exercisable, but we did not have options exercised by the Administrators in the exercise.

In 2024, the options of the ILP Global 2020 plan also became exercisable and we had 68,306 options exercised by the Executive Directors, at an average price of EUR 4.25/share, with cash settlement for difference (market price x strike price).

8.9 Share-based remuneration, to be paid to beneficiaries

Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and that provided for the current fiscal year, of the board of directors and the statutory executive board, prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. potential dilution in case of granting of all shares to beneficiaries

According to the tables in items 8.5 and 8.6 above.

8.10 Grant of shares

In relation to each grant of shares carried out in the last 3 fiscal years and foreseen for the current fiscal year, the board of directors and the board of executive officers shall prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. Grant date

e. Number of shares granted

f. maximum deadline for delivery of shares

g. Period of restriction on the transfer of shares

h. fair value of the shares on the date of grant

I. Multiplication of the number of shares granted by the fair value of the shares on the date of grant

The following tables show the expected remuneration for the current year of 2025:

	Board of Directors
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle	DEFERRAL 15th Cycle
	11
	8

Grant date	2020	2021	2022	2023	2023	2024	Feb/25
Number of shares granted	-	-	-	-	2.184	235	-	-	-	29.566	26.937	12.891	12.891
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/27	Mar/25
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	24,76					24,44
	-	-	-	-	€35,010	€4,726	-	-	-	R$ 732.059	R$ 666.952	R$ 315.062	R$ 315.062

							2018	2019	2020	2021	2022	2023
	Executive Board
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle	DEFERRAL 15th Cycle
	47
	47

Grant date	2020	2021	2022	2023	2023		Feb/25
Number of shares granted	-	-	49.888	30.254	4.264	1.631	-	3.829	-	286.133	265.696	288.707	2.762.152
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/27	Mar/27	Mar/25	Mar/25
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 24,76					24,44
	-	-	€ 154,852	€ 93,426	€68,352	€32,799	-	R$ 94.802	-	R$ 7,084,664	R$6,578,638	R 7.055.987	R$67,507,000

The following tables show the remuneration for the base year 2024:

Board of Directors
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle
11
7,67

Grant date	2020	2021	2022	2023	2023	2024	Feb/24
Number of shares granted	-	-	-	-	2.184	235	6.269	8.404	14.326	30.684	25.607	73.529
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/26	Mar/27	Mar/24
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 29,54					R$ 30,60
	EUR 0	EUR 0	EUR 0	EUR 0	EUR 35.010	EUR 4.726	R$ 185.175	R$ 248.256	R$423.195	R$906,412	R$ 756.430	R$ 2.250.000

	3,67	2,685	3,104	3,088	16	20,11	2018	2019	2020	2021	2022	2023
	Executive Board
	ILP GLOBAL 2019	ILP GLOBAL 2020	ILP GLOBAL 2021	ILP GLOBAL 2022	ILP GLOBAL 2022'	ILP GLOBAL 2023	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle	DEFERRAL 14th Cycle
	58
	51,75

Grant date	2020	2021	2022	2023	2023	2024	Feb/24
Number of shares granted	-	11.448	49.888	30.254	4.264	1.631	3.172	3.640	169.686	296.897	271.952	1.539.117
Maximum deadline for delivery of shares	Mar/23	Mar/24	Mar/25	Mar/26	Mar/26	Mar/27	Mar/24
Period of restriction on the transfer of shares	1 year
Fair value of shares on grant date	EUR 3.67	EUR 2.69	EUR 3.10	EUR 3.09	EUR 16.03	EUR 20.11	R$ 29,54					R$ 30,60
	-	€30,738	€ 154,852	€ 93,426	€68,352	€32,799	R$ 93.707	R$ 107.521	R$5,012,535	R$8.770.346	R$8,033,474	R$ 47,096,980

The following tables show the remuneration for the base year 2023:

		Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		10
No. of paid members		5
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/23
	Number of shares granted	-	51.483	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/23
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$18,56	€3,67	R$ 28,92
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€188,943	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		55
No. of paid members		55
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/23
	Number of shares granted	-	51.483	-	-	39.065	27.422	172.520	278.686	457.121	1.856.898
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/23
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$18,56	€3.67	R$ 28,92
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€ 188,943	-	-	R$1,250,073	R$877.520	R$5,520,644	R$8,917,951	R$14,627,873	R$59,420,747

The following tables show the remuneration for the base year 2022:

		Board of Directors
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		9
No. of paid members		6
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/22
	Number of shares granted	-	51.483	-	-	-	-	-	-	-	-
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/22
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$ 18,56	€3.67	R$ 32,00
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€ 188,943	-	-	-	-	-	-	-	-

		Executive Board
		ILP Global CRDIV 2015	ILP DTA 2019	6th Cycle Deferral	DEFERRAL 7th Cycle	DEFERRAL 8th Cycle	DEFERRAL 9th Cycle	DEFERRAL 10th Cycle	DEFERRAL 11th Cycle	DEFERRAL 12th Cycle	DEFERRAL 13th Cycle
No. of members		50
No. of paid members		50,3
Grant of shares
	Grant date	Mar/20	Mar/20	Feb/22
	Number of shares granted	-	51.483	-	43.403	37.072	148.539	274.914	275.112	1.938.289	-
	Maximum deadline for delivery of shares	Mar/20	Mar/23	Mar/22
	Period of restriction on the transfer of shares	1 year
	Fair value of shares on grant date	R$18,56	€3.67	R$ 32,00
Multiplication of the number of shares granted by the fair value of the shares on the grant date		-	€188,943	-	R$1,388,889	R$1.186.298	R$4.753.259	R$8.797.250	R$8,803,591	R$62,025,250	-

8.11 Shares delivered

In relation to the shares delivered related to the share-based compensation of the board of directors and the statutory executive board, in the last 3 fiscal years, prepare a table with the following content:

a. Body

b. Total number of members

c. Number of remunerated members

d. Number of shares

e. weighted average acquisition price

f. Weighted average market price of the shares acquired

g. multiply the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

2024
a. Body	Executive Board	Board of Directors
b. Total number of members	58,00	11,00
c. Number of remunerated members	51,75	7,67
d. Number of shares (net)	2.559.282	31.782
e. weighted average acquisition price	R$ 24,49	R$ 24,67
f. Weighted average market price of the shares acquired	R$ 26,30	R$ 26,30
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	R$ 4.632.300	R$ 51.805

2023
a. Body	Executive Board	Board of Directors
b. Total number of members	48,00	11,00
c. Number of remunerated members	50,75	6,67
d. Number of shares (net)	1.747.182	125.072
e. weighted average acquisition price	30,24	29,54
f. Weighted average market price of the shares acquired	28,60	28,60
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	R$ 2,862,544	R$ 117,567.68

2022
a. Body	Executive Board	Board of Directors
b. Total number of members	50,00	10,00
c. Number of remunerated members	50,25	5,00
d. Number of shares (net)	1.701.531	145.787
e. weighted average acquisition price	28,92	28,92
f. Weighted average market price of the shares acquired	28,33	28,33
g. multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	R$ 1,003,903	R$ 86,014.33

8.12       Brief description of the information necessary to understand the data disclosed in paragraphs 8.5 to 8.11, such as an explanation of the pricing method for the value of shares and options:

A.	Global Program

a.             Pricing model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model there is an extension to deal with uncertainty in dividends, where part of the dividend amount is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

b.    Data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option lifetime, expected dividends, and the risk-free interest rate

•                 The weighted average share price (and strike price) is €3.104 based on the 15-day weighted average between 01/07/2022 and 27/01/2022

•                 The expected volatility used was 33.80

•                 Options expire on 01/02/2030

•                 Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

•                 The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

c.    Method used and assumptions assumed to incorporate the expected effects of early exercise

Not applicable, as the model does not allow for early exercise.

d.    How to determine expected volatility

Estimated based on historical volatility for the respective term.

e.    Whether any other characteristics of the option have been incorporated into the measurement of its fair value

It does not apply, given that no other characteristics of the option have been incorporated in the measurement of its fair value.

B.   Local Program

Not applicable to Local and Deferral Long-Term Incentive Plans (ILP), since they have as their object the payment, in instruments (shares/options), of part of the Variable Compensation due by the Company to the participants, under the terms of its Compensation Policy.

8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, controlled companies or companies under common control, which are held by members of the board of directors, the statutory executive board or the fiscal council, grouped by body.

Company Name: Banco Santander (Brasil) S.A.
Board of Directors
Closing Balance
Securities/Derivatives	Characteristics of Bonds	Quantity	% of participation
			Same Species/Class	Total
Actions	Ordinary	2	0,00%	0
Actions	Preferred	-	0,00%	0
Actions	Units	676.203	0,00%	0

Company Name: Banco Santander (Brasil) S.A.
Board of directors
Closing Balance
Securities/Derivatives	Characteristics of Bonds	Quantity	% of participation
			Same Species/Class	Total
Actions	Ordinary	1.421	0,00%	0
Actions	Preferred	1.423	0,00%	0
Actions	Units	2.892.167	0,00%	0

Base date: 31.12.2024

(*) includes the balance of equivalent persons

8.14 Pension plans in force granted to members of the Board of Directors and statutory officers.

We currently have three plan with defined contribution. SantanderPrevi, a plan that as of July 2018 is closed to new adhesions. As of January 2018, the SBPrev Pension Plan, managed by Zurich Santander Brasil Seguros e Previdência, was implemented for new employees/managers and new members. As of March 2018, the SantanderPlus Pension Plan was implemented, which was replaced in January 2024 by the Santander Sócios plan with similar characteristics, which, like SantanderPrevi and SBPrev, provides future supplementary income, this plan is restricted to the group of executives who are part of the "Santander Sócios" Collective.

Participation in the plans is optional and the contribution is annual, limited to 12 salaries, with a counterpart of 100% to 150% made by Santander Brasil, according to the time in the plan. The monthly contribution of the participants in the two plans is the equivalent of 2% of the applicable salary, which is limited to 13 PU's. When the applicable salary is greater than 13 PU's, the participant may add a percentage of 2% to 9% on the portion that exceeds the applicable salary. (13 UP's = R$ 8,955.96 - base set/24). On the contribution made by the participant, a contribution amount made by the Sponsor (called matching or counterpart) will be added, which corresponds to 100% to 150% only on the normal contribution, depending on the time of connection to the plan.

In the table below, we provide the amounts contributed to supplementary pension plans in 2024.

	TOTAL
	Board of Directors	Statutory Board of Directors
Total number of members	11	54
No. of members	2	58
Plan Name	Santanderprevi Retirement Plan + SBPREV	Santanderprevi Retirement Plan + SBPREV
Number of managers who meet the conditions to retire	Not applicable	Not applicable
Conditions for early retirement	Not applicable	Not applicable
Updated cumulative value of contributions accumulated up to the end of the last fiscal year, minus the portion related to contributions made directly by managers	4.130.141	325.071.549
Total accumulated amount of contributions made during the last fiscal year, less the portion related to contributions made directly by managers	0	89.391.569
Early redemption possibility and conditions	Not applicable	Not applicable

The accumulated amount on December 31, 2024 comprises the balance of the amounts contributed even if redeemed up to that date.

8.15 Maximum, minimum and average individual compensation of the Board of Directors, the Board of Executive Officers and the Fiscal Council.

	Executive Board			Board of Directors			Fiscal Council
	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022
No. of members	58,0	48,0	50,0	11,0	11,0	10,0	-	-	6,0
No. of paid members	51,75	50,75	50,3	7,7	6,67	5,0	-	2,17	3,0
Highest remuneration amount (Reais)	37.258.198,61	30.554.700,67	21.122.291,48	2.875.920,00	3.744.600,14	11.559.693,20	-	71.910,00	176.179,50
Lowest remuneration value (Reais)	3.731.101,03	2.651.048,90	2.407.487,32	1.095.000,00	1.020.000,00	805.000,00	-	N/A	176.179,50
Average value of remuneration (Reais)	8.510.292,07	7.095.869,80	6.080.294,50	1,412,851.74	1.747.885,05	3.014.657,47	-	66.747,23	176.179,50

Charges of the highest remuneration (Reais)	2.865.756,82	3.499.850,01	1.593.625,01	647.082,00	841.387,16	2.680.162,64	-	16.179,75	32.359,50
Charges of the lowest remuneration (Reais)	385.216,99	292.800,00	248.880,00	246.375,00	229.500,00	181.125,00	-	N/A	32.359,50

Board of Directors / Board of Executive Officers / Fiscal Council
31/12/2024

(i)  The value of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; and

(ii) The values do not consider social charges.

31/12/2023

(iii)             The value of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; and

(i)  The values do not consider social charges.

31/12/2022

(ii) The value of the lowest individual compensation does not consider members who have not performed their duties in the 12-month period of the fiscal year in question; and

(i)  The values do not consider social charges.

8.16. Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the issuer

Most of the managers have entered into a garden leave agreement with us, which stipulates that the executives will be obliged for a period of six months after the termination not to engage in any professional activity in any other company or financial institution, upon payment by us of a consideration. This obligation will apply whenever the executive dismissal is voluntary and, in the event of involuntary dismissal, it will be at our discretion to pay such consideration. The counterpart corresponds to up to 180 days of the executive's fixed monthly salary, as compensation.

We have a D&O (Directors & Officers) Liability insurance policy, renewed annually, with the objective of guaranteeing its directors and officers the payment of indemnities arising from claims that require compensation for damages caused to third parties or to us by virtue of the exercise of their functions. The total amount of insurance premiums paid for the term 07/01/2024 to 07/01/2025 was R$ 2,743,525.322 and the corresponding amount for the remainder of the year 2025 is not yet fixed, only when the next renewal is made.

In accordance with the approval of our board of directors at the meeting held on December 23, 2009, we indemnify our directors, executive officers and members of the Audit Committee in actions related to the positions held by them, exclusively for procedural or administrative costs and attorneys' fees, except in cases of serious negligence or willful misconduct and/or abuse of power and/or in violation of the Bylaws and our internal rules. This indemnity letter was also issued to the members of the Audit Committee and the compensation committee and reflects the terms of the D&O Liability insurance policy mentioned in the preceding paragraph.

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for managers in the event of removal from office or retirement.

8.17. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer's income referring to members of the board of directors, the statutory executive board or the fiscal council that are related parties to the controlling shareholders, direct or indirect, as defined by the accounting rules that deal with this matter.

Not applicable

8.18. In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer's income as compensation for members of the board of directors, the statutory executive board or the fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided

It does not apply, given that there is no amount recognized in the result as compensation received by our members of the Board of Directors, the Board of Executive Officers or the Fiscal Council, in the last three fiscal years, other than due to the position they hold.

8.19 In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders of companies under common control and subsidiaries of the issuer, such as compensation of members of the board of directors, of the board of executive officers or of the fiscal council of the issuer, grouped by body, specifying on what basis such values were assigned to such individuals

Fiscal Year 2024	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	6.974.783 EUR	120.600 EUR	0	7.095.383 EUR
Issuer's subsidiaries	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2023	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	11.698.268 EUR	39.600 EUR	0	11.737.868 EUR
Issuer's subsidiaries	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2022	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	19.220.210 EUR	39.600 EUR	0	19.259.810 EUR
Issuer's subsidiaries	0	0	0	0
Companies under common control	0	0	0	0

8.20. Provide other information that the issuer deems relevant:

There is no other information that we consider relevant.

EXHIBIT VI

COMPARATIVE TABLE FOR THE PROPOSAL TO AMEND THE COMPANY'S BYLAWS

(Pursuant to article 12, CVM Resolution 81/21)

Below is a comparative table between the version currently in force and the proposed changes to the Company's Bylaws.

Current wording	Proposed amendment
Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 4 (four) consecutive reelections permitted under applicable legislation.	Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 5 (five) consecutive ~~4 (four) consecutive~~ reelections permitted under applicable legislation.
Justification
It is proposed to amend the caput of article 30 of the Company's Bylaws to reflect the provisions of CMN Resolution 4910/22 regarding the term of office of the Audit Committee of Financial Institutions.

Current wording	Proposed amendment
Article 30. (...) Paragraph 2 - Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above.	Article 30. (...) Paragraph 2 - Up to 1/3 (one third) of the members of the Audit Committee may be reappointed to such body for another 5 additional terms of one (1) year each, ~~an additional term of one (1) year,~~ waiving the interstitial of three (3) years provided for in § 1, above.
Justification
It is proposed to amend paragraph 2 of article 30 of the Company's Bylaws to reflect the provisions of CMN Resolution 4910/22 regarding the term of office of the Audit Committee of Financial Institutions.

ANNEX VII

CONSOLIDATED BYLAWS OF THE COMPANY

(With marks of the new wording, according to the proposed amendment)

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF no. 90.400.888/0001-42

NIRE 35.300.332.067

BYLAWS

TITLE I
CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND

CORPORATE PURPOSE

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

Art. 5. The share capital is sixty five billion Brazilian Reais (BRL 65,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

       Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6. Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

       Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

       Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

       Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

       XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

       XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and chair the meetings;

II. call the General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

       Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board; or

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

Paragraph 1. Subject to the provisions set forth in Paragraph 3 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the first paragraph being applicable.

Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situation described in item II of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in item VII of Article 22 of these Bylaws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 5 (five) consecutive ~~4 (four) consecutive~~ reelections permitted under applicable legislation.

Paragraph 1 Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for another 5 additional terms of one (1) year each, ~~an additional term of one (1) year,~~ waiving the interstitial of three (3) years provided for in § 1, above.

Paragraph 3. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph 4. The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 5. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 6. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

Paragraph 2. The Compensation Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

       V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

       Paragraph 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

Art. 33. The duties of the Ombudsman’s Department involve the following activities:

I – to support, record, instruct, analyze and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate;

II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Chapter I - Definitions

Art. 40. For the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Chapter II – Disposal of Control of the Company

Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

       Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

(i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 8, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer